Exhibit 99.2
AMENDING AGREEMENT
     THIS AGREEMENT made as of the 27th day of September, 2006
A M O N G :
GOLDCORP INC.,
a corporation existing under the
Business Corporations Act (Ontario),
(hereinafter referred to as “Goldcorp”)
OF THE FIRST PART
- and -
0756808 B.C. LTD.,
a corporation existing under the
Business Corporations Act (British Columbia),
(hereinafter referred to as “Goldcorp Subco”)
OF THE SECOND PART
- and -
GLAMIS GOLD LTD.,
a corporation existing under the
  Business Corporations Act (British Columbia),
(hereinafter referred to as “Glamis”)
OF THE THIRD PART
WITNESSES THAT:
          WHEREAS the parties hereto are parties to an Arrangement Agreement dated August 30, 2006, as amended on September 12, 2006 (as so amended the “Arrangement Agreement”);
          AND WHEREAS the parties hereto wish to amend and restate the Arrangement Agreement as set forth herein;
          NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:
Section 1.01 Definitions
          All capitalized words and terms used herein shall have the meanings ascribed to them in the Arrangement Agreement attached hereto as Appendix “A”.

Section 1.02 Amendment and Restatement
          The parties hereto agree that the Arrangement Agreement and the Plan of Arrangement attached to the Arrangement Agreement as Schedule “A” are hereby amended and restated so that, as and from the date hereof, they shall read as set forth in Appendix “A” hereto.
Section 1.03 Governing Law
          This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.
Section 1.04 Execution in Counterparts
          This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.
Section 1.05 No Personal Liability
(a)	No director or officer of Glamis shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Goldcorp or Goldcorp Subco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Glamis.

(b)	No director or officer of Goldcorp or Goldcorp Subco shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Glamis under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Goldcorp or Goldcorp Subco.
Section 1.06 Enurement and Assignment
          This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.
          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

GOLDCORP INC.
Per:
/s/ Ian W. Telfer
Name: Ian W. Telfer
Title: President and CEO

2

0756808 B.C. LTD.
Per:
/s/ Ian W. Telfer
Name: Ian W. Telfer
Title: President

GLAMIS GOLD LTD.
Per:
/s/ C. Kevin McArthur
Name: C. Kevin McArthur
Title: President

/s/ Charles A. Jeannes
Name: Charles A. Jeannes
Title: Executive Vice President, Administration

3

Appendix “A”
Amended and Restated Arrangement Agreement

AMENDED AND RESTATED ARRANGEMENT AGREEMENT
between
GOLDCORP INC.
and
GLAMIS GOLD LTD.
Dated as of August 30, 2006

 ii

AMENDED AND RESTATED ARRANGEMENT AGREEMENT
     THIS AGREEMENT made as of the 30th day of August, 2006
B E T W E E N :
GOLDCORP INC.,
a corporation existing under the
Business Corporations Act (Ontario),
(hereinafter referred to as “Goldcorp”)
OF THE FIRST PART
- and -
GLAMIS GOLD LTD.,
a corporation existing under the
  Business Corporations Act (British Columbia),
(hereinafter referred to as “Glamis”)
OF THE SECOND PART
WITNESSES THAT:
          WHEREAS Goldcorp and Glamis propose to effect a business combination by way of a Plan of Arrangement under the provisions of the Business Corporations Act (British Columbia);
          AND WHEREAS Goldcorp and Glamis wish to hereby amend and restate the Arrangement Agreement made among them and 0756808 B.C. Ltd. dated August 30, 2006, and amended on September 12, 2006 on the terms set out below;
          NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:
ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES
1.01 Definitions
          In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“Acquisition Proposal” means, in respect of Glamis, any bona fide inquiry, proposal or offer made by a party with whom Glamis and each of its officers and directors deals at arm’s length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Glamis’s assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Glamis or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Glamis (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

(b)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(c)	“Arrangement” means an arrangement under the provisions of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order;

(d)	“BCBCA” means the Business Corporations Act (British Columbia);

(e)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)	“Canadian GAAP” means accounting principles generally accepted in Canada;

(g)	“Canadian Resident” means a beneficial owner of Glamis Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(h)	“Change in Glamis Recommendation” shall have the meaning ascribed thereto in subsection 4.01(b)(iii);

(i)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(j)	“Competition Act” means the Competition Act (Canada);

(k)	“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be December 31, 2006;

(l)	“Confidentiality Agreement” means the confidentiality agreement dated August 14, 2006 between Goldcorp and Glamis;

(m)	“Converted Goldcorp Option” shall have the meaning ascribed thereto in subsection 2.01(b);

(n)	“Court” means the Supreme Court of British Columbia;

(o)	“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Glamis to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Glamis;

(p)	“disclosed by Glamis” means disclosed by Glamis in its public disclosure filings since January 1, 2005 or disclosed in the Glamis Disclosure Letter;

(q)	“disclosed by Goldcorp” means disclosed by Goldcorp in its public disclosure filings since January 1, 2005 or disclosed in the Goldcorp Disclosure Letter;

(r)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

(s)	“DOJ” shall have the meaning ascribed thereto in subsection 4.03;

(t)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(u)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(v)	“Eligible Holder” means a beneficial holder of Glamis Common Shares immediately prior to the Effective Time who is either (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(w)	“Eligible Non-Resident” means a beneficial holder of Glamis Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Glamis Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(x)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(y)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(z)	“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(aa)	“Final Order” means the order of the Court pursuant to subsection 291 of the BCBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(bb)	“FTC” shall have the meaning ascribed thereto in subsection 4.03;

(cc)	“Glamis” means Glamis Gold Ltd., a corporation existing under the laws of the Province of British Columbia;

(dd)	“Glamis Common Shares” means the common shares in the capital of Glamis;

(ee)	“Glamis Disclosure Letter” means the letter dated August 30, 2006 delivered by Glamis to Goldcorp in the form accepted by and initialed on behalf of Goldcorp with respect to certain matters in this Agreement;

(ff)	“Glamis Documents” shall have the meaning ascribed thereto in subsection 3.01(t);

(gg)	“Glamis Equity Plan” means the Equity Incentive Plan of Glamis dated January 1, 2004, as amended;

(hh)	“Glamis Group Companies” means the Glamis Subsidiaries and the Glamis Significant Interest Companies, collectively;

(ii)	“Glamis Financial Statements” shall have the meaning ascribed thereto in subsection 3.01(i);

(jj)	“Glamis Meeting” means the special meeting, including any adjournments or postponements thereof, of the Glamis Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Glamis Resolution;

(kk)	“Glamis Options” means those options referred to in the Glamis Disclosure Letter, collectively;

(ll)	“Glamis Option Plan” means the Incentive Share Purchase Option Plan of Glamis dated September 30, 1995, as amended and the Glamis–Western Silver Option Exchange Plan, collectively;

(mm)	“Glamis Plans” shall have the meaning ascribed thereto in subsection 3.01(r);

(nn)	“Glamis Properties” means the properties of Glamis set forth in the Glamis Disclosure Letter;

(oo)	“Glamis Resolution” means the special resolution of the shareholders of Glamis approving the Arrangement and this Agreement;

(pp)	“Glamis Restricted Shares” means the restricted Glamis Common Shares in respect of which the restricted period has not expired issued pursuant to the Glamis Equity Plan;

(qq)	“Glamis Rights Plan” means the shareholder rights plan of Glamis created pursuant to the shareholder rights plan agreement dated February 25, 2000, as amended, between Glamis and Computershare Investor Services Inc.

(rr)	“Glamis SAR” means a stock appreciation right granted pursuant to the Glamis Equity Plan;

(ss)	“Glamis Shareholders” means, at any time, the holders of Glamis Common Shares;

(tt)	“Glamis Shareholder Approval” shall have the meaning ascribed to such term in section 2.05(a)(ii) hereof;

(uu)	“Glamis Significant Interest Companies” means, collectively, the corporations listed in Schedule C hereto;

(vv)	“Glamis Subsidiaries” means, collectively, the corporations listed in Schedule B attached hereto, except Minera Tama S.A. de C.V. and Minas de San Nicolas S.A. de C.V.;

(ww)	“Glamis Termination Payment” shall have the meaning ascribed thereto in subsection 6.03;

(xx)	“Goldcorp” means Goldcorp Inc., a corporation existing under the laws of the Province of Ontario;

(yy)	“Goldcorp Common Shares” means the common shares in the capital of Goldcorp;

(zz)	“Goldcorp Disclosure Letter” means the letter dated August 30, 2006, delivered by Goldcorp to Glamis in the form accepted by and initialled on behalf of Glamis with respect to certain matters in this Agreement;

(aaa)	“Goldcorp Documents” shall have the meaning ascribed thereto in subsection 3.02(r);

(bbb)	“Goldcorp Financial Statements” shall have the meaning ascribed thereto in subsection 3.02(h);

(ccc)	“Goldcorp Group Companies” means the Goldcorp Material Subsidiaries and the Goldcorp Significant Interest Companies, collectively;

(ddd)	“Goldcorp Material Subsidiaries” means, collectively, the corporations listed as such in the Goldcorp Disclosure Letter, which, for greater certainty, do not include Silver Wheaton Corp. and Subsidiaries of Silver Wheaton Corp.;

(eee)	“Goldcorp Options” means the outstanding options, as at August 24, 2006, to purchase an aggregate of 11,946,851 Goldcorp Common Shares issued pursuant to the Goldcorp Share Option Plan;

(fff)	“Goldcorp Share Option Plan” means the Goldcorp 2005 Stock Option Plan dated April 15, 2005;

(ggg)	“Goldcorp Restricted Share Plan” means the Goldcorp Restricted Share Plan dated April 15, 2005;

(hhh)	“Goldcorp Restricted Share Rights” means the outstanding rights, as at August 24, 2006, to purchase an aggregate of 90,667 Goldcorp Common Shares issued pursuant to the Goldcorp Restricted Share Plan;

(iii)	“Goldcorp Shareholders” means, at any time, the holders of Goldcorp Common Shares;

(jjj)	“Goldcorp Significant Interest Companies” means, collectively, the corporations listed as such in the Goldcorp Disclosure Letter;

(kkk)	“Goldcorp Warrants” means the outstanding warrants to purchase an aggregate of 8,436,384 Goldcorp Common Shares issued pursuant to a common share purchase warrant indenture dated May 4, 2006 between Goldcorp and CIBC Mellon Trust Company;

(lll)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(mmm)	“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(nnn)	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America, and the rules and regulations thereunder;

(ooo)	“Interim Order” means the interim order of the Court dated September 25, 2006, as such order may be amended, pursuant to subsection 291 of the BCBCA, made in connection with the Arrangement;

(ppp)	“In the Money Amount” means, in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(qqq)	“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(rrr)	“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(sss)	“Management Parties” means the persons (other than Goldcorp) who are party to the Support Agreement;

(ttt)	“Material Adverse Change” means, in respect of Goldcorp or Glamis, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Goldcorp or Glamis, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Goldcorp and the Goldcorp Material Subsidiaries, or Glamis and the Glamis Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Goldcorp and the Goldcorp Material Subsidiaries on a consolidated basis, or Glamis and the Glamis Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, silver or copper; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(uuu)	“NYSE” means the New York Stock Exchange, Inc.;

(vvv)	“Pending Glamis Acquisition Proposal” shall have the meaning ascribed thereto in subsection 6.03(d);

(www)	“Plan of Arrangement” means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with section 6.01 of the Plan of Arrangement or section 7.01 hereof;

(xxx)	“Proxy Circular” means the management information circular to be prepared by Glamis with the assistance of Goldcorp in respect of the Glamis Meeting;

(yyy)	“Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(zzz)	“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(aaaa)	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 of the United States of America and the related rules and regulations promulgated under such Act and the 1934 Act;

(bbbb)	“Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively;

(cccc)	“SEC” means the United States Securities and Exchange Commission;

(dddd)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(eeee)	“Share Exchange Ratio” shall have the meaning ascribed thereto in subsection 2.01(a);

(ffff)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Goldcorp, includes the Goldcorp Material Subsidiaries and, in the case of Glamis, includes the Glamis Subsidiaries;

(gggg)	“Superior Proposal” means a written Acquisition Proposal to acquire all or substantially all of the assets of Glamis (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Glamis Common Shares: (a) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of Glamis’s Board of Directors, acting in good faith (after receipt of advice from its financial advisors and legal counsel) is reasonably likely to be obtained; (b) that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal and is not subject to an extraordinary due diligence condition; (c) that is offered or made to all shareholders of Glamis in the United States and Canada on the same terms; and (d) in respect of which the directors of Glamis have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to Glamis to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which is more favourable to Glamis Shareholders, from a financial point of view, than the terms of the Arrangement, taking into account the long-term value and synergies anticipated to be realized as a result of the combination of Goldcorp and Glamis and any adjustment to the terms of the Arrangement that may be proposed by Goldcorp as contemplated by section 6.02;

(hhhh)	“Support Agreement” means the support agreement dated the date hereof between Goldcorp and certain officers and directors of Glamis substantially in the form of Schedule D hereto;

(iiii)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(jjjj)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(kkkk)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(llll)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(mmmm)	“Triggering Event” shall have the meaning ascribed thereto in subsection 6.03;

(nnnn)	“TSX” means the Toronto Stock Exchange;

(oooo)	“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(pppp)	“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(qqqq)	“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.
          In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.
1.02 Interpretation Not Affected by Headings
          The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.
1.03 Number, Gender and Persons
          In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.
1.04 Date for any Action
          If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.05 Statutory References
          Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
1.06 Currency
          Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.
1.07 Invalidity of Provisions
          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.
1.08 Accounting Matters
          Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.
1.09 Knowledge
          Where the phrases “to the knowledge of Goldcorp” or “to Goldcorp’s knowledge” or “to the knowledge of Glamis” or “to Glamis’s knowledge” are used: (i) in respect of Goldcorp, the Goldcorp Material Subsidiaries, Glamis or the Glamis Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of Goldcorp and the Goldcorp Material Subsidiaries, the collective actual knowledge of those officers of Goldcorp and the Goldcorp Material Subsidiaries set forth in the Goldcorp Disclosure Letter; and (B) in the case of Glamis and the Glamis Subsidiaries, the collective actual knowledge of those officers of Glamis and the Glamis Subsidiaries set forth in the Glamis Disclosure Letter; and (ii) to qualify any representation and warranty or statement made in respect of the Goldcorp Significant Interest Companies or the Glamis Significant Interest Companies, such phrase shall mean that: (A) in the case of the Goldcorp Significant Interest Companies, to the collective actual knowledge of those officers of Goldcorp and the Goldcorp Material Subsidiaries and those officers, directors or members of a management or operating committee of a Goldcorp Significant Interest Company who are set forth in the Goldcorp Disclosure Letter, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect; and (B) in the case of the Glamis Significant Interest Companies, to the collective actual knowledge of those officers of Glamis and the Glamis Subsidiaries and those officers, directors or members of a management or operating committee of a Glamis Significant Interest Company who are set forth in the Glamis Disclosure Letter, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect.
1.10 Meaning of Certain Phrase
          In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.
1.11 Schedules
          The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Description of Glamis Subsidiaries
C	Description of Glamis Significant Interest Companies
D	Support Agreement
ARTICLE 2
THE ARRANGEMENT
2.01 Arrangement
          At the Effective Time, pursuant to the terms hereof and the Plan of Arrangement, Glamis and Goldcorp will effect a combination of their respective businesses by way of an Arrangement under the BCBCA pursuant to which:
(a)	each outstanding Glamis Common Share (other than Glamis Common Shares held by a holder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid fair value for the holder’s Glamis Common Shares, or by Goldcorp or any Subsidiary of Goldcorp) will be exchanged by the holder thereof for 1.69 Goldcorp Common Shares (the “Share Exchange Ratio”) and $0.0001 in cash;

(b)	each Glamis Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Goldcorp Option”) to acquire (on the same terms and conditions as were applicable to such Glamis Option immediately before the Effective Time under the relevant Glamis Option Plan under which it was issued and the agreement evidencing the grant thereof and, in particular, but without limitation, if the Glamis Option is deemed to vest at the Effective Time in accordance with the Glamis Option Plan or such agreement, then the Converted Goldcorp Option shall be fully vested), the number (rounded down to the nearest whole number) of Goldcorp Common Shares equal to the product of: (A) the number of Glamis Common Shares subject to such Glamis Option immediately prior to the Effective Time and (B) the Share Exchange Ratio. The exercise price per Goldcorp Common Share subject to any such Converted Goldcorp Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of: (A) the exercise price per Glamis Common Share subject to such Glamis Option immediately before the Effective Time; divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the In the Money Amount of the Converted Goldcorp Option immediately after the exchange is equal to the In the Money Amount of the exchanged Glamis Option immediately before the exchange.
2.02 Effective Date
          The Arrangement shall become effective at the Effective Time.

2.03 Board of Directors/Officers
(a)	Goldcorp shall use its reasonable best efforts to ensure that, as of the Effective Time, the Board of Directors of Goldcorp shall be comprised of ten directors, six of which shall be nominees of Goldcorp and four of which shall be nominees of Glamis; and

(b)	the parties hereto agree that, as of the Effective Time: (i) Ian Telfer shall be Chairman of Goldcorp; (ii) C. Kevin McArthur shall be Chief Executive Officer of Goldcorp; (iii) Charles A. Jeannes shall be appointed as a senior officer of Goldcorp; and (iv) the current officers of Goldcorp other than the current President and Chief Executive Officer shall continue to hold their respective offices.
2.04 Consultation
          Goldcorp and Glamis will consult with the other of them in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Goldcorp and Glamis shall use its commercially reasonable best efforts to enable the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.
2.05 Court Proceedings
          Glamis shall apply to the Court pursuant to section 291 of the BCBCA for the Interim Order and Final Order as follows:
(a)	As soon as is reasonably practicable after the date of execution of this Agreement, Glamis shall file, proceed with and diligently prosecute an application to the Court for an Interim Order which shall request that the Interim Order shall provide:
(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Glamis Meeting and for the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Glamis Resolution shall be 66 2/3% of the votes cast on the Glamis Resolution by the holders of Glamis Common Shares present in person or by proxy at the Glamis Meeting (the “Glamis Shareholder Approval”);

(iii)	that in all other respects, the terms, conditions and restrictions of the Glamis constating documents, including quorum requirements and other matters, shall apply in respect of the Glamis Meeting;

(iv)	for the grant of the Dissent Rights;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Glamis Meeting may be adjourned from time to time by management of Glamis without the need for additional approval of the Court;

(vii)	that the record date for Glamis shareholders entitled to notice of an to vote at the Glamis Meeting will not change in respect of any adjournment(s) of the Glamis Meeting; and
(b)	subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

          The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Glamis and Goldcorp, each acting reasonably.
2.06 Effecting the Arrangement
          Subject to the rights of termination contained in Article Seven hereof, upon the Glamis Shareholders providing the Glamis Shareholder Approval in accordance with the Interim Order, Glamis obtaining the Final Order and the other conditions contained in Article Five hereof being complied with or waived, Glamis shall, if necessary, file with the Registrar the Final Order and such other documents as may be required in order to effect the Arrangement.
2.07 Closing
          The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 9:00 a.m. (Toronto time) on the Effective Date.
2.08 U.S. Tax Matters
          Goldcorp and Glamis intend to adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation section 1.368-2(g) and to treat the Arrangement as a “reorganization” within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code. To that end, it is acknowledged that: (a) the exchange of securities pursuant to Section 2.01(a) hereof and Section 3.01 of the Plan of Arrangement; and (b) the amalgamation which Goldcorp has covenanted to effect pursuant to Section 4.02(p) hereof are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein and which may be fairly characterized as a statutory merger or consolidation within the meaning of section 368(a)(1)(A) of the U.S. Internal Revenue Code. However, Goldcorp makes no representation or warranty to Glamis, any Glamis Shareholder, or any holder of Glamis securities (including without limitation any holder of Glamis Options regarding: the U.S. federal income tax consequences to Glamis, any Glamis shareholder, or any holder of Glamis securities of the Arrangement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.01 Representations and Warranties of Glamis
          Glamis hereby represents and warrants to Goldcorp and hereby acknowledges that Goldcorp is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)	Organization. Glamis, each of the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Glamis, each of the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Glamis. All of the outstanding shares of the Glamis Subsidiaries and the outstanding shares representing Glamis’s interest in each of the Glamis Significant Interest Companies are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. Except as otherwise disclosed in Schedule “B” hereto, all of the outstanding shares of the

Glamis Subsidiaries are owned, directly or indirectly, by Glamis. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Glamis Subsidiary and except as disclosed by Glamis, the outstanding shares of each of the Glamis Group Companies which are owned by Glamis are owned free and clear of all Encumbrances and neither Glamis nor any of the Glamis Group Companies is liable to any Glamis Group Company or to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Glamis Subsidiaries from either Glamis or any of the Glamis Subsidiaries.

(b)	Capitalization. Glamis is authorized to issue an unlimited number of Glamis Common Shares. As at July 31, 2006, there were: (i) 166,786,589 Glamis Common Shares outstanding, including 15,000 Glamis Restricted Shares; (ii) Glamis Options to acquire an aggregate of 3,164,692 Glamis Common Shares were outstanding; and (iii) an aggregate of 814,549 Glamis Common Shares were reserved for issuance under the Glamis Equity Plan. The Glamis Options, the Glamis Restricted Shares and the Glamis SARs are described in the Glamis Disclosure Letter. Except for the Glamis Options, the Glamis Restricted Shares and the Glamis SARS, and except pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Glamis or any of the Glamis Subsidiaries to issue or sell any shares of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, any securities or obligations of any kind convertible into or exchangeable for any shares of Glamis or any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies. All outstanding Glamis Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies having the right to vote with the Glamis Shareholders on any matter. There are no outstanding contractual obligations of Glamis or of any of the Glamis Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Glamis Common Shares or with respect to the voting or disposition of any outstanding Glamis Common Shares.

(c)	Authority. Glamis has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Glamis as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Glamis and the completion by Glamis of the transactions contemplated by this Agreement have been authorized by the directors of Glamis and, subject to obtaining the Glamis Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of Glamis are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Glamis of the Proxy Circular. This Agreement has been executed and delivered by Glamis and constitutes a legal, valid and binding obligation of Glamis, enforceable against Glamis in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed by Glamis, the execution and delivery by Glamis of this Agreement and the performance by Glamis of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:
(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

A.	the articles, Notice of Articles or by-laws (or their equivalent) of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies,

B.	any Law, or

C.	any contract, agreement, licence or permit to which Glamis or any of the Glamis Subsidiaries is bound or is subject to or of which Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies is the beneficiary;
in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Glamis, and

(ii)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Glamis;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies or restrict, hinder, impair or limit the ability of Glamis or any of the Glamis Subsidiaries to conduct the business of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Glamis; or

(iv)	result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Glamis, any Glamis Subsidiary or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies or increase any benefits otherwise payable under any pension or benefits plan of Glamis, any Glamis Subsidiary or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies or result in the acceleration of the time of payment or vesting of any such benefits.
No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Glamis of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated; (v) compliance with and approvals required by the Competition Act and the Federal Economic Competition Law of the United Mexican States; (vi) any other consents, waivers, permits, orders or approvals referred to in the Glamis Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Glamis.

(d)	Directors’ Approvals. The board of directors of Glamis has received an opinion from each of Orion Securities Inc. and JP Morgan Securities Inc., the financial advisors to the board of directors of Glamis, that the Share Exchange Ratio is fair, from a financial point of view, to the Glamis Shareholders and the directors of Glamis have unanimously:

(i)	determined that the Share Exchange Ratio is fair to the Glamis Shareholders and the Arrangement is in the best interests of Glamis;

(ii)	recommended that the Glamis Shareholders vote in favour of the Glamis Resolution; and

(iii)	authorized the entering into of this Agreement, and the performance of its provisions, by Glamis.
(e)	Glamis Subsidiaries. The only Subsidiaries of Glamis are the Glamis Subsidiaries and the only other corporations in which Glamis owns a direct or indirect voting or equity interest of greater than 25% are the Glamis Significant Interest Companies.

(f)	No Defaults. Except as disclosed by Glamis, none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies under any contract, agreement or licence that is material to the conduct of the business of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Glamis.

(g)	Absence of Changes. Since December 31, 2005, except as disclosed by Glamis:
(i)	Glamis, each of the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any material property or assets thereof;

(iv)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any debt for borrowed money, any creation or assumption by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any Encumbrance, any making by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount that does not exceed $750,000 outstanding at any time, and (b) loans made to other Glamis Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Glamis;

(v)	Glamis has not declared or paid any dividends or made any other distribution on any of the Glamis Common Shares;

(vi)	Glamis has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Glamis Common Shares;

(vii)	other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Glamis Options pursuant to the Glamis Share Option Plan) made to, for or with any of such directors or officers;

(viii)	Glamis has not effected any material change in its accounting methods, principles or practices; and

(ix)	Glamis has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.
(h)	Employment Agreements. Other than as disclosed by Glamis:
(i)	none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary;

(ii)	none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, has any employee or consultant whose employment or contract with Glamis, the Glamis Subsidiary or the Glamis Significant Interest Company, respectively, cannot be terminated without payment upon a maximum of twelve months’ notice; and

(iii)	none of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Glamis, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Glamis, pending or threatened strike or lockout.
(i)	Financial Matters. The audited consolidated balance sheets, audited consolidated statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Glamis for the financial years ended December 31, 2005 and December 31, 2004 and the six month period ended June 30, 2006 (the “Glamis Financial Statements”) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Glamis at the respective dates indicated and the results of operations of Glamis for the periods covered on a consolidated basis. Except as disclosed by Glamis, neither Glamis nor any of the Glamis Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Glamis for the six month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Glamis mineral projects) since June 30, 2006, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Glamis.

(j)	Books and Records. The corporate records and minute books of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Glamis. Financial books and records and accounts of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Glamis.

(k)	Litigation. Except as disclosed by Glamis and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.01(p) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Glamis, threatened against or relating to Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Glamis. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Glamis, threatened against or relating to Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, before any Governmental Entity. None of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Glamis, the Glamis Subsidiary or, to the knowledge of Glamis, the Glamis Significant Interest Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Glamis.

(l)	Title to Properties and Condition of Assets. Except as disclosed by Glamis, applying customary standards in the mining industry, each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, has sufficient title to or valid leasehold interests in Glamis Properties to operate such properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Glamis. Each lease and agreement granting rights to the Glamis Properties is in full force and effect and constitutes a legal, valid and binding agreement of Glamis, the Glamis Subsidiaries or, the Glamis Significant Interest Companies, and neither Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, the Glamis Significant Interest Companies is in violation of breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Glamis. Furthermore, all real and tangible personal property of each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect or Glamis.

(m)	Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and the estimated, measured, indicated and inferred mineral resources of Glamis disclosed in the Glamis Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies, taken as a whole, from the amounts disclosed publicly by Glamis.

(n)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Glamis:
(i)	all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies have been properly and timely paid;

(ii)	all (A) mines and mining-related activities where Glamis, a Glamis Subsidiary or, to the knowledge of Glamis, a Glamis Significant Interest Company is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Glamis, a Glamis Subsidiary or, to the knowledge of Glamis, a Glamis Significant Interest Company, or lands pooled or unitized therewith, which have been abandoned by Glamis, any Glamis Subsidiary or a Glamis Significant Interest Company have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.
(o)	Insurance. Glamis maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(p)	Environmental. Except as disclosed by Glamis:
(i)	Each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on Glamis.

(ii)	The Glamis Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Glamis. None of Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, any other person in control of any Glamis Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Glamis Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Glamis. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Glamis Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Glamis. To the knowledge of Glamis, there are no Hazardous Substances at, in, on, under or migrating from any

Glamis Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Glamis.

(iii)	None of Glamis, the Glamis Subsidiaries, to the knowledge of Glamis, the Glamis Significant Interest Companies, or any other person for whose actions Glamis or an Glamis Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Glamis, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Glamis or any of the Glamis Subsidiaries. To the knowledge of Glamis, no site or facility now or previously owned, operated or leased by Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies is listed or, to the knowledge of Glamis, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Glamis, none of Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, the Glamis Significant Interest Companies, or any other person for whose actions Glamis or an Glamis Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Glamis Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Glamis; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Glamis Properties or the assets of any of Glamis, the Glamis Subsidiaries or the Glamis Significant Interest Companies.

(v)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Glamis and except as disclosed by Glamis, none of Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.
(q)	Tax Matters. Except as disclosed by Glamis or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Glamis:
(i)	Each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)	Each of Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies, has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)	The charges, accruals and reserves for Taxes reflected on the Glamis Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Glamis, adequate under Canadian GAAP to cover Taxes with respect to Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, the Glamis Significant Interest Companies (to the extent that such entitles are consolidated in the Glamis Financial Statements) accruing through the date hereof.

(iv)	There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Glamis, threatened against any of Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, the Glamis Significant Interest Companies that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)	No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies.
(r)	Pension and Employee Benefits.

Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Glamis, the Glamis Subsidiaries or the Glamis Significant Interest Companies, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, as the case may be (collectively referred to in this subsection as the “Glamis Plans”) other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Glamis.

(s)	Reporting Status. Glamis is a reporting issuer or its equivalent in each of the provinces of Canada. The Glamis Common Shares are registered under Section 12(b) of the 1934 Act. The Glamis Common Shares are listed on the TSX and NYSE.

(t)	Reports. Since January 1, 2005, Glamis has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Glamis Documents”). The Glamis Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Glamis except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Glamis. Glamis has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential. None of the Glamis Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the TSX or the NYSE.

(u)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.01(p) above), Glamis, the Glamis Subsidiaries and, to the knowledge of Glamis, each of the Glamis Significant Interest Companies, have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Glamis.

(v)	No Cease Trade. Glamis is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Glamis, no investigation or other proceedings involving Glamis that may operate to prevent or restrict trading of any securities of Glamis are currently in progress or pending before any applicable stock exchange or Securities Authority.

(w)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Glamis, the Glamis Subsidiaries or, to the knowledge of Glamis, the Glamis Significant Interest Companies of any of the material assets of Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies, other than as described or contemplated herein.

(x)	Certain Contracts. None of Glamis, any of the Glamis Subsidiaries or, to the knowledge of Glamis, any of the Glamis Significant Interest Companies, is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of the business of Glamis, the Glamis Subsidiaries or any Glamis Significant Interest Company are conducted, (ii) limit any business practice of Glamis, any Glamis Subsidiary or any Glamis Significant Interest Companies in any material respect, or (iii) restrict any acquisition or disposition of any property by Glamis, any Glamis Subsidiary or any Glamis Significant Interest Company in any material respect.

(y)	Foreign Private Issuer. As of the date hereof, Glamis is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(z)	Investment Company Status. Glamis is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(aa)	No Broker’s Commission. Glamis has not entered into any agreement that would entitle any person to any valid claim against Glamis for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Glamis.

(bb)	Vote Required. The only votes of the holders of any class or series of the Glamis Common Shares, Glamis Options or other securities of Glamis necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the Glamis Shareholder Approval.
3.02 Representations and Warranties of Goldcorp
Goldcorp hereby represents and warrants to Glamis, and hereby acknowledges that Glamis is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)	Organization. Goldcorp, each of the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Goldcorp, each of the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Goldcorp. Except as disclosed by Goldcorp, all of the outstanding shares of the Goldcorp Material Subsidiaries and the outstanding shares representing Goldcorp’s interest in each of the Goldcorp Significant Interest Companies are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable law. All of the outstanding shares of the Goldcorp Material Subsidiaries are owned directly or indirectly by Goldcorp. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Goldcorp Material Subsidiary or as disclosed by Goldcorp, the outstanding shares of each Goldcorp Material Subsidiary owned by Goldcorp or a Goldcorp Group Company which are owned by Goldcorp are owned free and clear of all Encumbrances and neither Goldcorp nor any of the Goldcorp Group Companies is liable to any Goldcorp Group Company or to any creditor in respect thereof. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Goldcorp Material Subsidiaries from either Goldcorp or any of the Goldcorp Material Subsidiaries.

(b)	Capitalization. Goldcorp is authorized to issue an unlimited number of Goldcorp Common Shares. As at August 24, 2006 there were: (i) 418,147,546 Goldcorp Common Shares outstanding; (ii) an aggregate of 90,667 Goldcorp Common Shares set aside for issue under the Goldcorp Restricted Share Rights; (iii) Goldcorp Options to acquire an aggregate of 11,946,851 Goldcorp Common Shares were outstanding; (iv) an aggregate of 8,436,384 Goldcorp Common Shares set aside for issue under the Goldcorp Warrants; and (v) an aggregate of 58,050 Goldcorp Common Shares set aside for issue under other warrants of Goldcorp. Except for the Goldcorp Options, the Goldcorp Restricted Share Rights and the Goldcorp Warrants and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Goldcorp or any of the Goldcorp Material Subsidiaries to issue or sell any shares of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies or any securities or obligations of any kind convertible into or exchangeable for any shares of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies. All outstanding Goldcorp Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies having the right to vote with the Goldcorp Shareholders on any matter. There are no outstanding contractual obligations of Goldcorp or of any of the Goldcorp Material Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Goldcorp Common Shares or with respect to the voting or disposition of any outstanding Goldcorp Common Shares.

(c)	Authority. Goldcorp has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Goldcorp as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Goldcorp and the completion by Goldcorp of the transactions contemplated by this Agreement have been authorized by the directors of Goldcorp and no other corporate proceedings on the part of Goldcorp are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Goldcorp and constitutes a legal, valid and binding obligation of Goldcorp, enforceable against Goldcorp in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Goldcorp of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:
(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,
A.	the articles or by-laws (or their equivalent) of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies,

B.	any Law, or

C.	any contract, agreement, licence or permit to which Goldcorp or any of the Goldcorp Material Subsidiaries is bound or is subject to or of which Goldcorp, any Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies is the beneficiary;
which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

(ii)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies to come due before its stated maturity or cause any of its available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies or restrict, hinder, impair or limit the ability of Goldcorp or any of the Goldcorp Material Subsidiaries to conduct the business of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp; or

(iv)	result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Goldcorp, any Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies or increase any benefits otherwise payable under any pension or benefits plan of Goldcorp, any Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies or result in the acceleration of the time of payment or vesting of any such benefits;
No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Goldcorp or any of the Goldcorp Material Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Goldcorp of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings with and approvals required by the Securities Authorities and stock exchanges, (iv) filings required under the BCBCA, (v) compliance with any requirement of the HSR Act, (vi) compliance with and approvals required by the Competition Act and the Federal Competition Law of the United Mexican States, (vii) any other consents, waivers, permits, orders or approvals referred to in the Goldcorp Disclosure Letter, and (viii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

(d)	Directors’ Approvals. The directors of Goldcorp authorized the entering into of this Agreement, and the performance of its provisions, by Goldcorp.

(e)	Goldcorp Material Subsidiaries. As of the date hereof, the only material Subsidiaries of Goldcorp are the Goldcorp Material Subsidiaries and the only other corporations in which Goldcorp owns a direct or indirect voting or equity interest of greater than 25% are the Goldcorp Significant Interest Companies.

(f)	No Defaults. Except as disclosed by Goldcorp, none of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default by Goldcorp, any Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, any Goldcorp Significant Interest Company under any contract, agreement or licence that is material to the conduct of business of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

(g)	Absence of Changes. Since December 31, 2005, except as disclosed by Goldcorp:
(i)	none of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, has incurred or suffered a Material Adverse Change;

(ii)	there has not been any acquisition or sale by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any material property or assets thereof;

(iii)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any debt for borrowed money, any creation or assumption by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any Encumbrance, any making by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount that does not exceed $3,000,000 outstanding at any time, and (b) loans made to other Goldcorp Material Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

(iv)	Goldcorp has not declared or paid any dividends or made any other distribution on any of the Goldcorp Common Shares;

(v)	Goldcorp has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Goldcorp Common Shares;

(vi)	Goldcorp has not effected any material change in its accounting methods, principles or practices; and

(vii)	Goldcorp has not materially amended any stock option plan or adopted a shareholder rights plan.
(h)	Financial Matters. The audited consolidated balance sheets, audited consolidated statements of earnings, audited consolidated statements of shareholders equity and audited consolidated statements of cash flows of Goldcorp for the financial years ended December 31, 2005 and 2004 and the six month period ended June 30, 2006 (the “Goldcorp Financial Statements”) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Goldcorp at the respective dates indicated and the results of operations of Goldcorp for the periods covered on a consolidated basis. Except as disclosed by Goldcorp, as of the date hereof, neither Goldcorp nor any of the Goldcorp Material Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Goldcorp for the six month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Goldcorp’s mineral projects) since June 30, 2006, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Goldcorp.

(i)	Books and Records. The corporate records and minute books of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Goldcorp. Financial books and records and accounts of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Goldcorp.

(j)	Litigation. Except as disclosed by Goldcorp and except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 3.02(o) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Goldcorp, threatened against or relating to Goldcorp or any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Goldcorp, threatened against or relating to Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, before any Governmental Entity. None of Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Goldcorp, the Goldcorp Material Subsidiary or the Goldcorp Significant Interest Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(k)	Title to Properties. Except as disclosed by Goldcorp, applying customary standards in the mining industry, each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest) except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Goldcorp. Furthermore, all real and tangible personal property of each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Goldcorp.

(l)	Mineral Reserves and Resources. The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Goldcorp disclosed in the Goldcorp Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, taken as a whole, from the amounts disclosed publicly by Goldcorp.

(m)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Goldcorp:
(i)	all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies have been properly and timely paid;

(ii)	all (A) mines where Goldcorp, a Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, a Goldcorp Significant Interest Company is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all then-applicable Laws; and (B) mines located in or on the lands of Goldcorp, a Goldcorp Material Subsidiary or, to the knowledge of Goldcorp, a Goldcorp Significant Interest Company, or lands pooled or unitized therewith, which have been abandoned by Goldcorp, any Goldcorp Material Subsidiary or a Goldcorp Significant Interest Company, have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.
(n)	Insurance. Goldcorp maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(o)	Environmental. Except as disclosed by Goldcorp:
(i)	Each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies, is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Goldcorp.

(ii)	Goldcorp’s material mineral projects and properties have not been used to generate,

manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Goldcorp. None of Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any other person in control of any Goldcorp material mineral project or property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Goldcorp material mineral project or property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Goldcorp. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of Goldcorp’s material mineral projects and properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Goldcorp. To the knowledge of Goldcorp, there are no Hazardous Substances at, in, on, under or migrating from any Goldcorp material mineral project or property, except in material compliance with all Environmental Laws and except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Goldcorp.

(iii)	None of Goldcorp, the Goldcorp Material Subsidiaries, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, or any other person for whose actions Goldcorp or a Goldcorp Material Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Goldcorp, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Goldcorp or any of the Goldcorp Material Subsidiaries. To the knowledge of Goldcorp, no site or facility now or previously owned, operated or leased by Goldcorp, any of the Goldcorp Material Subsidiaries or any of the Goldcorp Significant Interest Companies is listed or, to the knowledge of Goldcorp, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Goldcorp, none of Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, or any other person for whose actions Goldcorp or a Goldcorp Material Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of Goldcorp’s material mineral projects or properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Goldcorp; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of Goldcorp’s material mineral projects or properties or the assets of any of Goldcorp, the Goldcorp Material Subsidiaries or the Goldcorp Significant Interest Companies.

(v)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Goldcorp and except as disclosed by Goldcorp, none of Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies, has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential

Liability arising under any Environmental Law that is pending as of the date hereof.
(p)	Tax Matters. Except as disclosed by Goldcorp or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Goldcorp:
(i)	Each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)	Each of Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies, has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)	The charges, accruals and reserves for Taxes reflected on the Goldcorp Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Goldcorp, adequate under Canadian GAAP to cover Taxes with respect to Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies (to the extent that such entitles are consolidated in the Goldcorp Financial Statements) accruing through the date hereof.

(iv)	There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Goldcorp, threatened against any of Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)	No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Goldcorp, any of the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, any of the Goldcorp Significant Interest Companies.
(q)	Reporting Status. Goldcorp is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Goldcorp Common Shares are registered under section 12(b) of the 1934 Act. The Goldcorp Common Shares are listed on the TSX and NYSE.

(r)	Reports. Since January 1, 2005, Goldcorp has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Goldcorp Documents”). The Goldcorp Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Goldcorp, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Goldcorp. Goldcorp has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(s)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.02(o) above), Goldcorp, the Goldcorp Material Subsidiaries and, to the knowledge of Goldcorp, each of the Goldcorp Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

(t)	No Cease Trade. Goldcorp is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Goldcorp, no investigation or other proceedings involving Goldcorp which may operate to prevent or restrict trading of any securities of Goldcorp are currently in progress or pending before any applicable stock exchange or Securities Authority.

(u)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Goldcorp, the Goldcorp Material Subsidiaries or, to the knowledge of Goldcorp, the Goldcorp Significant Interest Companies of any of the material assets of Goldcorp, any of the Goldcorp Material Subsidiaries or any of the Goldcorp Significant Interest Companies, other than as described or contemplated herein.

(v)	Place of Principal Offices. The principal offices of Goldcorp are not located within the United States.

(w)	Foreign Private Issuer. As of the date hereof, Goldcorp is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(x)	Investment Company Status. Goldcorp is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(y)	Shares. The Goldcorp Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(z)	Canadian Status. Goldcorp is a Canadian within the meaning of the Investment Canada Act (Canada).
3.03 Survival of Representations and Warranties
          The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by Goldcorp or Glamis and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4
COVENANTS
4.01 Covenants of Glamis
          Subject to Sections 6.01 and 6.02, Glamis hereby covenants and agrees with Goldcorp as follows:
(a)	Interim Order. As soon as practicable, Glamis shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Goldcorp acting reasonably.

(b)	Glamis Meeting. In a timely and expeditious manner, Glamis shall:
(i)	forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Glamis;

(ii)	prepare with the assistance of Goldcorp, and file the Proxy Circular (which shall be in a form satisfactory to Goldcorp, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and mail the Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Goldcorp;

(iii)	subject to the terms of this Agreement, Glamis shall: (i) take all commercially reasonable lawful action to solicit in favour of the Glamis Resolution and the Glamis Shareholder Approval including, without limitation, retaining a proxy solicitation agent to solicit in favour of the Glamis Resolution; (ii) recommend to all holders of Glamis Common Shares that they vote in favour of this Agreement and the Arrangement and the other transactions contemplated hereby or thereby; (iii) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Goldcorp such recommendation (a “Change in Glamis Recommendation”) except as expressly permitted by sections 6.01 and 6.02 hereof;

(iv)	use its commercially reasonable best efforts to convene the Glamis Meeting by no later than October 30, 2006, but in any event hold the Glamis Meeting no later than November 30, 2006, as provided in the Interim Order;

(v)	provide notice to Goldcorp of the Glamis Meeting and allow representatives of Goldcorp to attend the Glamis Meeting;

(vi)	conduct the Glamis Meeting in accordance with the Interim Order, the BCBCA, the Articles of Glamis and as otherwise required by applicable Laws; and

(vii)	take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.
(c)	Adjournment. Glamis shall not adjourn, postpone or cancel the Glamis Meeting (or propose to do so), except (i) if quorum is not present at the Glamis Meeting; (ii) if required by applicable Laws; (iii) if required by the Glamis Shareholders; or (iv) if otherwise agreed with Goldcorp.

(d)	Dissent Rights. Glamis shall provide Goldcorp with a copy of any purported exercise of the Dissent Rights and written communications with such Glamis Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Goldcorp.

(e)	Amendments. In a timely and expeditious manner, Glamis shall prepare, (in consultation with Goldcorp), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Goldcorp, acting reasonably) with respect to the Glamis Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(f)	Final Order. Subject to the approval of the Arrangement at the Glamis Meeting in accordance with the provisions of the Interim Order, Glamis shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

(g)	Compliance with Orders. Glamis shall forthwith carry out the terms of the Interim Order and the Final Order.

(h)	Copy of Documents. Except for proxies and other non-substantive communications, Glamis shall furnish promptly to Goldcorp a copy of each notice, report, schedule or other document or communication delivered, filed or received by Glamis in connection with this Agreement, the Arrangement, the Interim Order or the Glamis Meeting or any other meeting at which all Glamis Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(i)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Glamis shall, and shall cause the Glamis Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(j)	Certain Actions Prohibited. Other than as disclosed by Glamis, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Glamis shall not, without the prior written consent of Goldcorp, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:
(i)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Glamis Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies, other than the issue of Glamis Common Shares pursuant to the exercise of the Glamis Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of Glamis or any of the Glamis Subsidiaries or any of the Glamis Significant

Interest Companies or any of the terms of the Glamis Options as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies;

(v)	redeem, purchase or offer to purchase, or permit any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies to redeem, purchase or offer to purchase, any Glamis Common Shares and, other than pursuant to the Glamis Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies with any other person;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)	(A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Glamis delivered to Goldcorp and which are, individually or in the aggregate, in an amount in excess of $750,000 or which constitutes a claim between Glamis and a Glamis Subsidiary or between Glamis Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $750,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	except as required by Canadian GAAP, any other generally accepted accounting principle to which any Glamis Subsidiary or any Glamis Significant Interest Company may be subject or any applicable Law, make any changes to the existing accounting practices of Glamis or make any material tax election inconsistent with past practice; or

(xi)	enter into, or cause any Glamis Subsidiaries or any of the Glamis Significant Interest Companies to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.
(k)	Employment Arrangements. Except where the prior intention to do so has been disclosed by Glamis, Glamis shall not, without the prior written consent of Goldcorp, and shall cause the Glamis Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies.

(l)	Insurance. Glamis shall use its commercially reasonable best efforts, and shall cause the Glamis Subsidiaries and the Glamis Significant Interest Company to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(m)	Certain Actions. Glamis shall:
(i)	not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Glamis in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Glamis, provided that Glamis may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Glamis immediately notifies Goldcorp in writing of such circumstances; and

(ii)	promptly notify Goldcorp of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Glamis, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Glamis of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Glamis contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.
(n)	No Compromise. Glamis shall not, and shall cause the Glamis Subsidiaries and the Glamis Significant Interest Companies not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Glamis in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Goldcorp.

(o)	Contractual Obligations. Glamis shall not, and shall cause the Glamis Subsidiaries and the Glamis Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Glamis or any of the Glamis Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(p)	Satisfaction of Conditions. Glamis shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)	obtain the approval of Glamis Shareholders for the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)	obtain all other consents, approvals and authorizations as are required to be obtained by Glamis or any of the Glamis Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Glamis;

(iii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Glamis; and

(vi)	cooperate with Goldcorp in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Glamis to pay or cause to be paid any monies to cause such performance to occur.
(q)	Keep Fully Informed. Subject to applicable laws, Glamis shall use commercially reasonable best efforts to conduct itself so as to keep Goldcorp fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)	Cooperation. Glamis shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)	Representations. Glamis shall use its commercially reasonable best efforts to conduct its affairs and to cause the Glamis Subsidiaries and the Glamis Significant Interest Companies to conduct their affairs so that all of the representations and warranties of Glamis contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)	Confirmatory Review. Subject to applicable Laws, Glamis shall continue to make available and cause to be made available to Goldcorp and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Goldcorp to effect a thorough examination of Glamis and the Glamis Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Glamis together with the consolidation therefor, and shall cooperate with Goldcorp in securing access for Goldcorp to any documents, agreements, corporate records or minute books not in the possession or under the control of Glamis. Subject to applicable Laws, upon reasonable notice, Glamis shall, and shall cause the Glamis Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Goldcorp reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Glamis and the Glamis Subsidiaries, and, during such period, Glamis shall, and shall cause the Glamis Subsidiaries to, furnish promptly to Goldcorp all information concerning the business, properties and personnel of Glamis and the Glamis Subsidiaries as Goldcorp may reasonably request.

(u)	Closing Documents. Glamis shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

(v)	Rights Plan. Glamis will take all necessary action prior to the Effective Date to (i) render the Glamis Rights Plan inapplicable to the Arrangement and the other transactions contemplated by this Agreement and (ii) ensure that (x) neither Goldcorp nor any of its Affiliates is an Acquiring Person or an Affiliate or Associate of an Acquiring Person or Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof (each capitalized term used in this clause (ii) as defined in the Glamis Rights Plan), (y) none of a Stock Acquisition Date, Separation Time or Flip-in Event shall occur by reason of the approval, execution or delivery of this Agreement, the announcement or consummation of the Arrangement or the consummation of any other transaction contemplated by this Agreement and (z) the application of any of the relevant provisions of the Glamis Rights Plan to the Arrangement or any of the transactions contemplated hereby shall be waived or the Glamis Rights shall be redeemed or terminate immediately prior to the Effective Date.
4.02 Covenants of Goldcorp
          Goldcorp hereby covenants and agrees with Glamis as follows:
(a)	Interim Order. As soon as practicable, Goldcorp jointly with Glamis shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Goldcorp acting reasonably.

(b)	Proceedings. In a timely and expeditious manner, Goldcorp shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Goldcorp Common Shares contemplated pursuant to section 3.01 of the Plan of Arrangement) and the Final Order to be taken or done by Goldcorp.

(c)	Information for Proxy Circular. In a timely and expeditious manner, Goldcorp shall provide to Glamis all information as may be reasonably requested by Glamis or as required by the Interim Order or applicable Laws with respect to Goldcorp and its businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Goldcorp required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. Goldcorp shall fully cooperate with Glamis in the preparation of the Proxy Circular and shall provide such assistance as Glamis may reasonably request in connection therewith.

(d)	Amendments. In a timely and expeditious manner, Goldcorp shall provide Glamis with information as requested by Glamis in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Goldcorp, acting reasonably) with respect to the Glamis Meeting in accordance with the Interim Order of the Court.

(e)	Final Order. Subject to the approval of the Arrangement at the Glamis Meeting in accordance with the provisions of the Interim Order, Goldcorp shall jointly with Glamis forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

(f)	Copy of Documents. Except for proxies and other non-substantive communications, Goldcorp shall furnish promptly to Glamis a copy of each notice, report, schedule or other document or communication delivered, filed or received by Goldcorp in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(g)	Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Goldcorp shall not, without the prior written consent of Glamis, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:
(i)	split, combine or reclassify any of the shares of Goldcorp or other than in accordance with past practices declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Goldcorp;

(ii)	redeem, purchase or offer to purchase, or permit any of the Goldcorp Material Subsidiaries or Goldcorp Significant Interest Company to redeem, purchase or offer to purchase, any Goldcorp Common Shares and, other than pursuant to the Goldcorp Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(iii)	amend or propose to amend the articles or by-laws (or their equivalent) of Goldcorp or any of the Goldcorp Material Subsidiaries or any of the Goldcorp Significant Interest Companies as they exist at the date of this Agreement; or

(iv)	reorganize, amalgamate or merge Goldcorp, any of the Goldcorp Material Subsidiaries or any of the Goldcorp Significant Interest Companies with any other person.
(h)	Certain Actions. Goldcorp shall:
(i)	not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Goldcorp in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Goldcorp, provided that Goldcorp may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event they immediately notify Glamis in writing of such circumstances; and

(ii)	promptly notify Glamis of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Goldcorp, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Goldcorp of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Goldcorp contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.
(i)	Satisfaction of Conditions. Subject to section 6.01 hereof, Goldcorp shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:
(i)	obtain all consents, approvals and authorizations as are required to be obtained by Goldcorp or any of the Goldcorp Material Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Goldcorp;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by it; and

(v)	cooperate with Glamis in connection with the performance by Glamis of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Goldcorp to pay or cause to be paid any monies to cause such performance to occur.
(j)	Cooperation. Goldcorp shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(k)	Representations. Goldcorp shall use its commercially reasonable best efforts to conduct its affairs and to cause the Goldcorp Material Subsidiaries and the Goldcorp Significant Interest Companies to conduct their affairs so that all of the representations and warranties of Goldcorp contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(l)	Confirmatory Review. Subject to applicable law, until September 26, 2006, Goldcorp shall continue to make available and cause to be made available to Glamis and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Glamis to effect a thorough examination of Goldcorp and the Goldcorp Material Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Glamis in securing access for Glamis to any documents, agreements, corporate records or minute books not in the possession or under the control of Goldcorp. Subject to applicable Laws, upon reasonable notice, until September 26, 2006, Goldcorp shall, and shall cause the Goldcorp Material Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Glamis reasonable access, during normal business hours to the properties, books, contracts and records as well as to the management personnel of Goldcorp and the Goldcorp Material Subsidiaries, and, during such period, Goldcorp shall, and shall cause the Goldcorp Material Subsidiaries to, furnish promptly to Glamis all information concerning the business, properties and personnel of Goldcorp and the Goldcorp Material Subsidiaries as Glamis may reasonably request. Following September 26, 2006, Goldcorp shall, subject to applicable law, make available and cause to be made available to Glamis, and the agents and advisors thereto, information reasonably requested by Glamis for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Glamis and Goldcorp going forward and confirming the representations and warranties of Goldcorp set out in Section 3.02 of this Agreement.

(m)	Closing Documents. Goldcorp shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Glamis, all in form satisfactory to Glamis, acting reasonably.

(n)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Goldcorp shall, and shall cause the Goldcorp Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(o)	Keep Fully Informed. Subject to applicable Laws, Goldcorp shall use commercially reasonable best efforts to conduct itself so as to keep Glamis fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(p)	Amalgamation. Promptly after the exchange of securities pursuant to Section 2.01(a) hereof and Section 3.01 of the Plan of Arrangement and, in all events within thirty (30) days of the Effective Date, Goldcorp shall take all necessary steps to: (i) continue Glamis under the OBCA and amalgamate Glamis with Goldcorp; or (ii) amalgamate Glamis and a wholly-owned subsidiary of Goldcorp. Goldcorp acknowledges that the exchange of securities and the amalgamation are interdependent steps in an integrated transaction intended to constitute a statutory merger or consolidation and further acknowledges that Glamis entered into this Agreement in reliance on the foregoing.

(q)	Tax Elections. Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make an election under Subsection 85(1) or 85(2) of the Tax Act, Goldcorp will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable), to the Eligible Holder. Goldcorp agrees to execute joint elections with validly electing Eligible Holders under subsections 85(1) and 85(2) of the Tax Act (and corresponding provisions of provincial law) as contemplated by the Plan of Arrangement.

(r)	No Action to Impair Tax Treatment. Goldcorp shall not take any action which could reasonably be expected to prevent the exchange of Glamis Common Shares for Goldcorp Common Shares under the Arrangement by the validly electing Eligible Holders of Glamis Common Shares who make and file a valid election under subsection 85(1) or (2) of the Tax Act (or corresponding provisions of provincial law) as described and on the terms set out in the Plan of Arrangement from being treated as a tax deferred exchange for the purposes of the Tax Act (or the relevant provincial law) if such Eligible Holders are otherwise eligible for such treatment.
4.03 Mutual Covenants
          As soon as practicable, Goldcorp and Glamis each shall: (i) file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act; (ii) file with the Canadian Commissioner of Competition a pre-merger notification as required by Part IX of the Competition Act and/or request an ARC; and (iii) file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which Goldcorp and Glamis reasonably determine to be necessary. Goldcorp and Glamis each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings; and (b) supply any additional information which reasonably may be required by the FTC, the DOJ, the Commissioner or the competition or merger control authorities of any other jurisdiction.

4.04 Glamis Options/Glamis SARs
(a)	Immediately following the Effective Time the terms of the Glamis Option Plan shall be amended to the extent required so as to provide for the treatment of the Glamis Options as provided in subsection 2.01(b) hereof and Goldcorp covenants that, if required, it will become a party to the Glamis Option Plan, as amended, or otherwise covenant to be bound to issue Goldcorp Common Shares pursuant to the Glamis Option Plan as contemplated in subsection 2.01(b) hereof.

(b)	Goldcorp agrees that the agreements evidencing the grant of the Glamis Options shall continue in effect on the same terms and conditions after completion of the Arrangement (subject to the adjustments required after giving effect to the Arrangement).

(c)	Goldcorp shall take all corporate action necessary to reserve for issuance a sufficient number of Goldcorp Common Shares for delivery upon the exercise of the Converted Goldcorp Options assumed in accordance with subsection 2.01(b) hereof.

(d)	Goldcorp will file promptly following the Effective Date, a registration statement on Form S-8 with the SEC for the purpose of registering under the 1933 Act the Goldcorp Common Shares issuable upon exercise of the Converted Goldcorp Options after the Effective Date.

(e)	Glamis shall take such action as may be required in order to ensure that: (i) all outstanding Glamis SARs are accelerated as to vesting and exercised at or prior to the Effective Time and (ii) all outstanding Glamis Restricted Shares are accelerated as to vesting at or prior to the Effective Time.
4.05 Indemnification and Insurance
(a)	Goldcorp hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Glamis and the other Glamis Subsidiaries provided in the current articles or by-laws of Glamis or any Glamis Subsidiaries, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Glamis and any other Glamis Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and Goldcorp undertakes to ensure that this covenant shall remain binding upon its successor and assigns.

(b)	Glamis shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Glamis Subsidiaries for the purpose of this section 4.05 and this section 4.05 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Goldcorp by the persons described in subsection (a) hereof.
ARTICLE 5
CONDITIONS
5.01 Mutual Conditions
          The respective obligations of Glamis and Goldcorp to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:
(a)	the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)	the Glamis Shareholder Approval shall have been obtained at the Glamis Meeting by the Glamis Shareholders in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)	the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)	there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Glamis or Goldcorp;

(e)	(A) the TSX shall have conditionally approved the listing thereon, and the NYSE shall have authorized for listing, subject to official notice of issuance, of the Goldcorp Common Shares to be issued pursuant to the Arrangement (including the Glamis Restricted Shares and the Goldcorp Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Goldcorp Converted Options) as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Glamis contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX and the NYSE, as applicable;

(f)	(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity including the filing with the Federal Competition Commission of the United Mexican States and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement including, without limitation, the waiting period under the Competition Act, the HSR Act, and the laws of any other jurisdiction which Goldcorp and Glamis reasonably determine to be applicable, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Glamis Disclosure Letter or the Goldcorp Disclosure Letter), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Glamis or Goldcorp or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(g)	the Goldcorp Common Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the 1933 Act and the Goldcorp Common Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act); and

(h)	this Agreement shall not have been terminated pursuant to Article 7 hereof.
The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of Goldcorp and Glamis in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

5.02 Glamis Conditions
          The obligation of Glamis to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:
(a)	the representations and warranties made by Goldcorp in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Goldcorp in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Glamis, have a Material Adverse Effect on Goldcorp, and Goldcorp shall have provided to Glamis a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Goldcorp hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Goldcorp Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and Goldcorp or any of the Goldcorp Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp;

(c)	Goldcorp shall have complied in all material respects with its covenants herein and Goldcorp shall have provided to Glamis a certificate of two officers thereof, certifying that, as of the Effective Date, it has so complied with their covenants herein; and

(d)	the directors of Goldcorp shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Goldcorp to permit the consummation of the Arrangement.
The foregoing conditions are for the benefit of Glamis and may be waived, in whole or in part, by Glamis in writing at any time. If any of such conditions shall not be complied with or waived by Glamis on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Glamis may terminate this Agreement by written notice to Goldcorp in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Glamis.
5.03 Goldcorp Conditions
          The obligation of Goldcorp to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:
(a)	the representations and warranties made by Glamis in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Glamis in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Goldcorp, have a Material Adverse Effect on Glamis, and Glamis shall have provided to Goldcorp a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Glamis hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Glamis Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and Glamis or any of the Glamis Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Glamis;

(c)	Glamis shall have complied in all material respects with its covenants herein and Glamis shall have provided to Goldcorp a certificate of two officers thereof certifying that, as of the Effective Date, Glamis has so complied with its covenants herein;

(d)	Glamis Shareholders holding no more than 3% of the outstanding Glamis Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Goldcorp shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Glamis to such effect;

(e)	C. Kevin McArthur, Charles A. Jeannes, and Charles Joseph Ronkos shall have entered into employment agreements satisfactory to Goldcorp, acting reasonably;

(f)	each of the Management Parties shall have entered into the Support Agreement (in form and substance satisfactory to Goldcorp) with Goldcorp on the date hereof and none of the Management Parties shall have breached, in any material respect, any of the representations, warranties and covenants thereof;

(g)	the directors of Glamis and each of the Glamis Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Glamis and the Glamis Subsidiaries to permit the consummation of the Arrangement; and

(h)	the directors of Glamis shall not have effected a Change of Glamis Recommendation.
The foregoing conditions are for the benefit of Goldcorp and may be waived, in whole or in part, by Goldcorp in writing at any time. If any of such conditions shall not be complied with or waived by Goldcorp on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Goldcorp may terminate this Agreement by written notice to Glamis in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Goldcorp.
5.04 Notice and Cure Provisions
          Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:
(a)	cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in sections 5.01, 5.02 or 5.03 hereof, as the case may be.
Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in sections 5.01, 5.02 or 5.03 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Glamis Meeting, the Glamis Meeting shall be adjourned or postponed until the expiry of such period.
5.05 Merger of Conditions
          The conditions set out in sections 5.01, 5.02 or 5.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.
ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE
6.01 Covenant Regarding Non-Solicitation
(a)	Glamis shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Glamis or any of the Glamis Subsidiaries, or otherwise:
(i)	make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of, or any Glamis Subsidiary or any Glamis Significant Interest Companies or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following formal commencement of such Acquisition Proposal shall not be considered a violation of this subsection 6.01(a)(iii));

(iv)	make, or propose publicly to make a Change in Glamis Recommendation;

(v)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal;

(vi)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Glamis to approve the transactions contemplated herein, provided, however, that, notwithstanding the preceding part of this subsection 6.01(a), but subject to the following provisions of Article 6 of this Agreement, the directors of Glamis and on the direction of any of the directors of Glamis, any officer, employee, representative, agent or advisor of Glamis may, prior to the approval of the Arrangement by Glamis Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the directors of Glamis may make a Change in Glamis Recommendation in respect of a Superior Proposal, or approve or recommend to the Glamis Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the provisions of the following subsections of this Article 6 but in each case only if the Acquisition Proposal did not result from a breach of this Agreement by Glamis and if the directors of Glamis determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law.

(b)	Glamis shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Glamis and its subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Goldcorp) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Glamis agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Glamis further agrees not to release any third party from any standstill agreement or provision to which such third party is a party. Glamis shall immediately request the return or destruction of all information provided to any third party that, at any time since December 31, 2004, has entered into a confidentiality agreement with Glamis relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)	Promptly and, in any event, within 24 hours of the receipt by any director or officer of Glamis of any Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Glamis, any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies in connection with any potential Acquisition Proposal or for access to the properties, books or records of Glamis or any of the Glamis Subsidiaries or any of the Glamis Significant Interest Companies by any person that informs Glamis, any of the Glamis Subsidiaries that it is considering making, or has made, an Acquisition Proposal, Glamis shall notify Goldcorp thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Goldcorp may reasonably request.

(d)	If Glamis receives a request for material non-public information from a person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Goldcorp), and the directors of Glamis determine that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal and Glamis is permitted, subject to and as contemplated under this section 6.01 then, and only in such case, the directors of Glamis may, subject to the execution of a confidentiality agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Glamis (other than pursuant to a Superior Proposal) for a period not less than one year from the date of such agreement, provide such person with access to information regarding Glamis; provided, however, that Glamis sends a copy of any such confidentiality agreement to Goldcorp immediately upon the execution thereof and Goldcorp is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Goldcorp and Goldcorp is immediately provided with access to similar information.

(e)	Glamis shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Glamis are aware of the provisions of this section 6.01, and Glamis shall be responsible for any breach of this section 6.01 by its financial advisors or other advisors or representatives.
6.02 Notice of Superior Proposal Determination
(a)	Glamis and the directors of Glamis shall not make a Change of Glamis Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by subsection 6.01(d) hereof) on the basis that it would constitute a Superior Proposal, unless (i) Glamis has complied with its obligations under section 6.01 and the other provisions of this Article 6, (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Glamis completes the Arrangement or any similar other transaction with Goldcorp or any of its affiliates agreed prior to any termination of this Agreement, (iii) it has provided Goldcorp with the information about such Acquisition Proposal as required under subsection 6.01(c) that the directors of Glamis have determined would be a Superior Proposal pursuant to subsection 6.01(a) hereof, and (iv) five (5) Business Days shall have elapsed from the later of the date Goldcorp received notice of the determination of the directors of Glamis to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Goldcorp received the documents pursuant to subsection 6.01(c) hereof.

(b)	During the five Business Days referred to in subsection 6.02(a) hereof, Goldcorp shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of Glamis shall review any offer by Goldcorp to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.02(a)(iv) hereof, whether the offer of Goldcorp upon acceptance by Glamis would result in the Acquisition Proposal not being a Superior Proposal. If the directors of Glamis so determine, Glamis shall enter into an amended agreement with Goldcorp reflecting the amended proposal of Goldcorp and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)	Glamis acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 6.02(a)(iv) hereof and shall initiate an additional five Business Day period.

(d)	If the Proxy Circular has been sent to Glamis Shareholders prior to the expiry of the five Business Day period set forth in subsection 6.02(a) and, during such period, Goldcorp requests in writing that the Glamis Meeting proceed, unless otherwise ordered by the Court, Glamis shall continue to take all reasonable steps necessary to hold the Glamis Meeting and to cause the Arrangement to be voted on at the Glamis Meeting.

(e)	Where at any time before the Glamis Meeting, Glamis has provided Goldcorp with a notice under subsection 6.01(c), an Acquisition Proposal has been publicly disclosed or announced, and the five (5) Business Day period under subsection 6.02(a) has not elapsed, then, subject to applicable Laws, at Goldcorp’s request, Glamis will postpone or adjourn the Glamis Meeting at the Glamis Meeting (but not beforehand without Goldcorp’s consent) to a date acceptable to Goldcorp, acting reasonably, which shall not be later than twenty (20) days after the scheduled date of the Glamis Meeting and shall, in the event that Goldcorp and Glamis amend the terms of this Agreement pursuant to subsection 6.02(b), ensure that the details of such amended Agreement are communicated to the Glamis Shareholders prior to the resumption of the adjourned Glamis Meeting.
6.03 Break Fee Event
          In the event that (each of the events below being a “Triggering Event”):
(a)	this Agreement is terminated by Goldcorp pursuant to subsection 7.03(c) or (f) hereof;

(b)	this Agreement is terminated by Goldcorp pursuant to subsection 7.03(b) hereof due to Glamis having breached its obligations under subsections 6.01 or 6.02;

(c)	this Agreement is terminated by Goldcorp pursuant to subsection 7.03(b) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Glamis failing to submit the Arrangement for approval to the Glamis Shareholders, in accordance with the terms of this Agreement, on or prior to the date that is five Business Days prior to the Completion Deadline or failing to solicit proxies in accordance with subsection 4.01(b)(iii) hereof;

(d)	an Acquisition Proposal shall have been made to Glamis and made known to Glamis Shareholders generally or shall have been made directly to Glamis Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Glamis (a “Pending Glamis Acquisition Proposal”) and such Pending Glamis Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Glamis Meeting and, thereafter, the Glamis Shareholders do not approve the Arrangement at the Glamis Meeting, this Agreement is terminated by either Goldcorp or Glamis pursuant to subsection 7.03(d) or (e) hereof and Glamis completes an Acquisition Proposal within 12 months following the termination of this Agreement;

(e)	the Board of Directors of Glamis shall have made a Change of Glamis Recommendation in respect of a Pending Glamis Acquisition Proposal and, thereafter, the Glamis Shareholders do not approve the Arrangement at the Glamis Meeting and this Agreement is terminated by either Glamis or Goldcorp pursuant to subsection 7.03(d) hereof; or

(f)	this Agreement is terminated by Glamis pursuant to subsection 7.03(g), then Glamis shall pay to Goldcorp in the circumstances set forth in subsections 6.03(a), (b), (c) or (e) above, at the time of the termination of this Agreement or within 30 days of such termination, and, in the circumstances set forth in subsection 6.03(d) above, within five days following the completion of such Acquisition Proposal, an amount in cash equal to US$215,000,000 (the “Glamis Termination Payment”), in immediately available funds. Glamis shall not be obligated to make more than one payment pursuant to this section 6.03. Glamis hereby acknowledges that the Glamis Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Goldcorp will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Glamis hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Glamis Termination Payment by Goldcorp, Goldcorp shall have no further claim against Glamis in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Goldcorp from seeking injunctive relief to restrain any breach or threatened breach by Glamis of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT AND TERMINATION
7.01 Amendment
          This Agreement may, at any time and from time to time before or after the holding of the Glamis Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Glamis Shareholders and any such amendment may, without limitation:
(a)	change the time for the performance of any of the obligations or acts of either of the parties hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)	waive compliance with or modify any condition herein contained;
provided, however, that notwithstanding the foregoing, following the Glamis Meeting, the Share Exchange Ratio shall not be amended without the approval of the Glamis Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.01, 5.02, 5.03, 6.03 and Article Seven hereof shall remain unaffected.
7.02 Mutual Understanding Regarding Amendments
(a)	In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Glamis, the Glamis Shareholders, the Glamis Subsidiaries, Goldcorp and the Goldcorp Material Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)	The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Glamis on the one hand, and Goldcorp on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Glamis Shareholders.

(c)	At any time prior to the Meeting: (i) Glamis and Goldcorp shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Glamis, Goldcorp and the Glamis Shareholders; and (ii) Glamis shall be entitled to propose to Goldcorp modifications to the manner in which the Glamis Options, Glamis Restricted Shares and Glamis SARS are to be dealt with pursuant to this Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case that: (A) any such proposal is not likely to materially prejudice the other party or the Glamis Shareholders, (B) would not impede or materially delay the completion of the transactions contemplated hereby, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 Business Days prior to the Meeting Date and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement, including, without limitation, the Share Exchange Ratio.

Each of Glamis and Goldcorp agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

Glamis and Goldcorp shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Glamis and Goldcorp shall each use its respective commercially reasonable efforts to communicate any such modifications to the Glamis Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Glamis Shareholders at the Meeting.
7.03 Termination
          This Agreement may be terminated at any time prior to the Effective Date:
(a)	by the mutual written consent, duly authorized by the Board of Directors of each of the parties hereto;

(b)	if any of the conditions in sections 5.01, 5.02 or 5.03 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections;

(c)	by Goldcorp if an Acquisition Proposal in respect of Glamis has been made or proposed and the directors of Glamis: (i) shall have made a Change in Glamis Recommendation, or (ii) except as permitted under subsection 6.01(a)(iii), shall have failed, after being requested by Goldcorp in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Goldcorp, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.01(d) hereof)) in respect of any Acquisition Proposal;

(d)	by Goldcorp or by Glamis if the Glamis Meeting shall have been held and completed and the Glamis Shareholder Approval shall not have been obtained;

(e)	by either Goldcorp or Glamis if the Arrangement shall not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the Glamis Meeting has not been held due to the fault of Glamis (the parties acknowledging that Glamis is not at fault in the event that the Glamis Meeting has not been held due to an order of a Governmental Entity), then Glamis shall not be entitled to terminate this Agreement;

(f)	by Goldcorp if the directors of Glamis shall have made a Change in Glamis Recommendation;

(g)	by Glamis if Glamis proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with sections 6.01 and 6.02 hereof, provided that Glamis has paid the Glamis Termination Payment to Goldcorp;

(h)	by Goldcorp or Glamis at any time prior to September 26, 2006, if their confirmatory review results in the discovery of a material fact which has not been disclosed by the other party and which constitutes a Material Adverse Change or which would have a Material Adverse Effect on the other party.

provided that any termination by a party hereto in accordance with paragraphs (b) to (g) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Glamis and Goldcorp contained in Article 6 hereof, including the payment required by section 6.03 hereof, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.
ARTICLE 8
GENERAL
8.01 Notices
          Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.
          The address for service of each of the parties hereto shall be as follows:
    (a) if to Glamis:
5190 Neil Road, Suite 310
Reno, Nevada
89502
Attention: Kevin McArthur, President & CEO
Facsimile: (775) 827-5044
with a copy (which shall not constitute notice) to:
Osler, Hoskin & Harcourt LLP
P.O. Box 50
1 First Canadian Place
Toronto, ON M5X 1B8
Attention: Clay Horner
Facsimile: (416) 862-6666

    (b) if to Goldcorp:
Park Place
Suite 3400-66 Burrard Street
Vancouver, British Columbia
V6C 2X8
Attention: Ian Telfer, President & CEO
Facsimile: (604) 696-3001
with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2
Attention: Paul Stein
Facsimile: (416) 350-6949
8.02 Remedies
          The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Glamis (if Goldcorp is the breaching party) or Goldcorp (if Glamis is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 6.03 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.
8.03 Expenses
          The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Glamis Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.03 shall survive the termination of this Agreement.
8.04 Time of the Essence
          Time shall be of the essence in this Agreement.
8.05 Entire Agreement
          This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.06 Further Assurances
          Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.
8.07 Governing Law
          This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.
8.08 Execution in Counterparts
          This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.
8.09 Waiver
          No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.
8.10 No Personal Liability
(a)	No director or officer of Glamis shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Goldcorp under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Glamis.

(b)	No director or officer of Goldcorp shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Glamis under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Goldcorp.
8.11 Enurement and Assignment
          This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

GOLDCORP INC.
Per:

“Ian Telfer”
Name: Ian Telfer
Title: President & CEO

GLAMIS GOLD LTD.
Per:

“Charles A. Jeannes”
Name: Charles A. Jeannes
Title: Executive Vice President, Administration

“Kevin McArthur”
Name: Kevin McArthur
Title: President

A-1

SCHEDULE A
PLAN OF ARRANGEMENT
Please see attached.

A-1

SCHEDULE A
PLAN OF ARRANGEMENT
Please see attached.

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE ONE
DEFINITIONS AND INTERPRETATION
Section 1.01 Definitions
          In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“affiliate” shall have the meaning ascribed to such term under the BCBCA;

(b)	“Arrangement” means the arrangement under the provisions of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(c)	“Arrangement Agreement” means the amended and restated arrangement agreement dated as of August 30, 2006 between Goldcorp and Glamis, as amended, amended and restated or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(d)	“BCBCA” means the Business Corporations Act (British Columbia);

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)	“Canadian Resident” means a beneficial owner of Glamis Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(g)	“Converted Goldcorp Option” shall have the meaning ascribed thereto in subsection 3.01(c) hereof;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“Depositary” means CIBC Mellon Trust Company or any other trust company, bank or financial institution agreed to in writing between Goldcorp and Glamis for the purpose of, among other things, exchanging certificates representing Glamis Common Shares for Goldcorp Common Shares in connection with the Arrangement;

(j)	“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Glamis Common Shares to exercise the right of dissent in respect of such Glamis Common Shares in connection with the Arrangement, as modified by Article 4 hereof, the Interim Order and the Final Order;

(k)	“Dissenting Shareholder” means a registered holder of Glamis Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for their Glamis Common Shares;

(l)	“Effective Date” means the date designated by Goldcorp and Glamis by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

(m)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(n)	“Eligible Holder” means a beneficial holder of Glamis Common Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(o)	“Eligible Non-Resident” means a beneficial holder of Glamis Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Glamis Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(p)	“Final Order” means the order of the Court approving the Arrangement, including all amendments thereto, pursuant to section 291 of the BCBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(q)	“Former Glamis Shareholders” means the holders of Glamis Common Shares immediately prior to the Effective Time;

(r)	“Glamis” means Glamis Gold Ltd., a company existing under the BCBCA;

(s)	“Glamis Common Shares” means the issued and outstanding common shares of Glamis;

(t)	“Glamis Meeting” means the special meeting of the holders of Glamis Common Shares held to consider and approve, among other things, the Arrangement;

(u)	“Glamis Options” means the outstanding options to purchase Glamis Common Shares issued pursuant to the Glamis Share Option Plan and otherwise;

(v)	“Glamis Share Option Plan” means the Incentive Share Option Plan of Glamis dated September 30, 1995, as amended, and the Glamis-Western Silver Option Exchange Plan, collectively;

(w)	“Goldcorp” means Goldcorp Inc., a corporation existing under the Business Corporations Act (Ontario);

(x)	“Goldcorp Common Shares” means the common shares in the authorized share capital of Goldcorp;

(y)	“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(z)	“Interim Order” means the interim order of the Court, including any amendment thereto, made pursuant to section 291 of the BCBCA made in connection with the Arrangement;

(aa)	“Meeting Date” means the date of the Glamis Meeting;

(bb)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(cc)	“Proxy Circular” means the management information circular of Glamis prepared for the Glamis Meeting;

(dd)	“Section 85 Election” shall have the meaning ascribed thereto in section 3.02(c);

(ee)	“Share Exchange Ratio” shall have the meaning ascribed thereto in section 3.01(a);

(ff)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(gg)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.
In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.
Section 1.02 Interpretation Not Affected by Headings
          The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
Section 1.03 Number, Gender and Persons
          In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
Section 1.04 Date for any Action
          If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.05 Statutory References
          Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
Section 1.06 Currency
          Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.
ARTICLE TWO
ARRANGEMENT AGREEMENT
Section 2.01 Arrangement Agreement
          This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE THREE
ARRANGEMENT
Section 3.01 Arrangement
          At the Effective Time, the following shall occur and be deemed to occur without any further act or formality simultaneously:
(a)	each Glamis Common Share held by a Former Glamis Shareholder (other than a Dissenting Shareholder or Goldcorp or any subsidiary of Goldcorp) shall be transferred to Goldcorp and in consideration thereof Goldcorp shall issue Goldcorp Common Shares on the basis of 1.69 fully paid and non-assessable Goldcorp Common Shares (the “Share Exchange Ratio”) and $0.0001 in cash for each Glamis Common Share, subject to sections 3.03, 3.04 and Article 5 hereof;

(b)	each Glamis Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Goldcorp and Goldcorp shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as holders of Glamis Common Shares and Goldcorp shall be recorded as the registered holder of the Glamis Common Shares so transferred and shall be deemed to be the legal owner of such Glamis Common Shares; and

(c)	each Glamis Option outstanding immediately before the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Goldcorp Option”) to acquire (on the same terms and conditions as were applicable to such Glamis Option immediately before the Effective Time under the relevant Glamis Share Option Plan under which it was issued and the agreement evidencing the grant thereof and, in particular, but without limitation, if the Glamis Option is deemed to vest at the Effective Time in accordance with the Glamis Share Option Plan or such agreement, then the Converted Goldcorp Option shall be fully vested) the number (rounded down to the nearest whole number) of Goldcorp Common Shares equal to the product of: (A) the number of Glamis Common Shares subject to such Glamis Option immediately before the Effective Time and (B) the Share Exchange Ratio. The exercise price per Goldcorp Common Share subject to any such Converted Goldcorp Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Glamis Common Share subject to such Glamis Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the In the Money Amount of the Converted Goldcorp Option immediately after the exchange is equal to the In the Money Amount of the exchanged Glamis Option immediately before the exchange.
Section 3.02 Post-Effective Time Procedures
(a)	On or promptly after the Effective Date, Goldcorp shall deliver or arrange to be delivered to the Depositary certificates representing the Goldcorp Common Shares required to be issued to Former Glamis Shareholders and the requisite cash required to be paid to Former Glamis Shareholders in accordance with the provisions of section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Glamis Shareholders for distribution to such Former Glamis Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, Former Glamis Shareholders shall be entitled to receive delivery of the certificates representing the Goldcorp Common Shares and a cheque for the cash consideration to which they are entitled pursuant to subsection 3.01(a) hereof.

(c)	An Eligible Holder whose Glamis Common Shares are exchanged for Goldcorp Common Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary election forms to an appointed representative, as directed by Goldcorp, within 90 days after the Effective Date, duly completed with the details of the number of Glamis Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Goldcorp shall, within 90 days after receiving the election forms, and subject to such election forms being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Former Glamis Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Glamis, Goldcorp nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Goldcorp or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Goldcorp will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.
Section 3.03 No Fractional Goldcorp Common Shares
          No fractional Goldcorp Common Shares shall be issued to Former Glamis Shareholders. The number of Goldcorp Common Shares to be issued to Former Glamis Shareholders shall be rounded up to the nearest whole Goldcorp Common Share in the event that a Former Glamis Shareholder is entitled to a fractional share representing 0.5 or more of a Goldcorp Common Share and shall be rounded down to the nearest whole Goldcorp Common Share in the event that a Former Glamis Shareholder is entitled to a fractional share representing less than 0.5 of a Goldcorp Common Share.
Section 3.04 Fractional Cash Consideration
          Any cash consideration owing to a Former Glamis Shareholder shall be rounded up to the next whole cent.
ARTICLE FOUR
DISSENT PROCEDURES
Section 4.01 Dissent Procedures
          Holders of Glamis Common Shares may exercise Dissent Procedures with respect to Glamis Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA must be sent to Glamis by holders who wish to dissent at least two days before the Glamis Meeting or any date to which the Glamis Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for their Glamis Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Glamis Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Goldcorp; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Glamis Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Glamis Common Shares and shall be entitled to receive only the consideration contemplated in subsection 3.01(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Goldcorp, Glamis or any other person be required to recognize holders of Glamis Common Shares who exercise Dissent Procedures as holders of Glamis Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Glamis Common Shares who exercise Dissent Procedures shall be deleted from the central securities register as holders of Glamis Common Shares at the Effective Time.
ARTICLE FIVE
DELIVERY OF GOLDCORP COMMON SHARES
Section 5.01 Delivery of Goldcorp Common Shares
(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Glamis Common Shares that were exchanged for Goldcorp Common Shares in accordance with section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Glamis Common Shares formerly represented by such certificate under the BCBCA and the articles of Glamis and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Goldcorp Common Shares that such holder is entitled to receive in accordance with section 3.01 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Glamis Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Goldcorp Common Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with section 3.01 hereof.
Section 5.02 Lost Certificates
          In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Glamis Common Shares that were exchanged for Goldcorp Common Shares and the cash consideration in accordance with section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Goldcorp Common Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with section 3.01 hereof. When authorizing such delivery of a certificate representing the Goldcorp Common Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Goldcorp Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Goldcorp Common Shares and cheque, give a bond satisfactory to Goldcorp and the Depositary in such amount as Goldcorp and the Depositary may direct, or otherwise indemnify Goldcorp and the Depositary in a manner satisfactory to Goldcorp and the Depositary, against any claim that may be made against Goldcorp or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Glamis.
Section 5.03 Distributions with Respect to Unsurrendered Certificates
          No dividend or other distribution declared or made after the Effective Time with respect to Goldcorp Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Glamis Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 5.01 or section 5.02 hereof. Subject to applicable law and to section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Goldcorp Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Goldcorp Common Shares.
Section 5.04 Withholding Rights
          Goldcorp and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Glamis Shareholder such amounts as Goldcorp or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Glamis Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
Section 5.05 Limitation and Proscription
          To the extent that a Former Glamis Shareholder shall not have complied with the provisions of section 5.01 or section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Goldcorp Common Shares that such Former Glamis Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Goldcorp Common Shares, together with the cash consideration to which such Former Glamis Shareholder was entitled, shall be delivered to Goldcorp by the Depositary and the share certificates shall be cancelled by Goldcorp, and the interest of the Former Glamis Shareholder in such Goldcorp Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.
ARTICLE SIX
AMENDMENTS
Section 6.01 Amendments to Plan of Arrangement
(a)	Goldcorp and Glamis reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Goldcorp and Glamis, (iii) filed with the Court and, if made following the Glamis Meeting, approved by the Court, and (iv) communicated to holders or former holders of Glamis Common Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Glamis at any time prior to the Glamis Meeting provided that Goldcorp shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Glamis Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Glamis Meeting shall be effective only if: (i) it is consented to in writing by each of Goldcorp and Glamis; and (ii) if required by the Court, it is consented to by holders of the Glamis Common Shares voting in the manner directed by the Court.

B-1

SCHEDULE B
DESCRIPTION OF GLAMIS SUBSIDIARIES
Please see attached.

Glamis Gold Ltd. Organizational Chart

C-1

SCHEDULE C
DESCRIPTION OF GLAMIS SIGNIFICANT INTEREST COMPANIES
As of the date of the Arrangement Agreement to which this Schedule C is attached, the following are the Glamis Significant Interest Companies:

Company	Jurisdiction	Percentage (%)
Minera Tama S.A. de C.V. (and its wholly-owned subsidiary Minas de San Nicolas S.A. de C.V.)	Mexico	35

D-1

SCHEDULE D
SUPPORT AGREEMENT
Please see attached.

Execution Copy
FRANCIS DALE CORMAN
- and -
JOSEPH LEE DANNI
- and -
ANDREW IAN STEWART DAVIDSON
- and -
JEAN DEPATIE
- and -
CHARLES A. JEANNES
- and -
C. KEVIN McARTHUR
- and -
RANDY P. REIFEL
- and -
CHARLES JOSEPH RONKOS
- and -
A. DAN ROVIG
- and –

CHERYL A. SEDESTROM
- and -
JAMES S. VOORHEES
- and –
KENNETH FRANK WILLIAMSON
- and -
GOLDCORP INC.

SUPPORT AGREEMENT

August 30, 2006

TABLE OF CONTENTS
(continued)

SUPPORT AGREEMENT
     THIS AGREEMENT made this 30th day of August, 2006.
BETWEEN:
Each of the individuals named as Management Parties and listed on Schedule B hereto (collectively, the “Management Parties” and individually a “Management Party”)
- and -
GOLDCORP INC., a corporation existing under the laws of the Province of Ontario (“Goldcorp”)

WHEREAS:

A.	Goldcorp, Glamis Gold Ltd. (“Glamis”) and 0756808 B.C. Ltd. (“Goldcorp Subco”) are concurrently entering into an arrangement agreement (the “Arrangement Agreement”) dated as of the date of this Agreement pursuant to which Glamis is prepared, subject to the satisfaction of certain conditions, to complete a business combination pursuant to which the holders of Glamis Common Shares shall become holders of Goldcorp Common Shares on the basis that they will receive 1.69 of a Goldcorp Common Share for each one Glamis Common Share (the “Business Combination”).

B.	It is one of the conditions to Goldcorp completing the Business Combination that the Management Parties enter into this Agreement with respect to, among other things, the voting by each Management Party (as applicable) in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it, in either case over all Voting Securities (as defined below) directly or indirectly beneficially owned by such Management Party, or over which control and or direction is now or hereafter exercised by it, including all Glamis Common Shares issuable upon the exercise of Glamis Options held or controlled by it including as set forth beside its name in Schedule B, in order that all Voting Securities are voted in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it at any Glamis Meeting held to approve the Business Combination in accordance with the terms hereof.
     NOW THEREFORE in consideration of the premises, the covenants hereinafter contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION
1.1 Definitions
     Capitalized terms used herein and not otherwise defined shall have the meaning given in the Arrangement Agreement. As used in this Agreement, the following terms, unless there is something in the context or subject matter inconsistent therewith, have the following meanings assigned to them:
(a)	“Act” means the Securities Act (Ontario), as the same may be amended from time to time, superseded or replaced;

(b)	“Affiliate” has the meaning given to such term in the Act;

(c)	“Agreement” means this agreement among the Parties hereto together with any and all schedules hereto, as the same may be amended, from time to time, and the expressions “herein”, “hereof”, “hereto” “above”, “below” and similar expressions refer to this Agreement and, where applicable, to the appropriate schedule or schedules hereto;

(d)	“Arrangement Agreement” has the meaning given thereto in recital A;

(e)	“Associate” has the meaning given to such term in the Act;

(f)	“beneficially owned” or “beneficial ownership” with respect to any securities means having beneficial ownership of such securities (as determined pursuant to Part XX of the Act, disregarding the phrases “within sixty days following such date” and “within such sixty days” in subsection 90(1) of the Act and subsections 1(5) and 1(6) of the Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing;

(g)	“Business Combination” has the meaning ascribed thereto in recital A;

(h)	“Corman” has the meaning ascribed thereto in Section 3.1(c);

(i)	“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Glamis to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Glamis;

(j)	“encumbrance” means any security interest in the nature of a mortgage, lien, charge, hypothec, assignment, pledge or other encumbrance or adverse claim of any nature whatsoever;

(k)	“including” and “includes” shall be deemed to be followed by the statement “without limitation” and neither of such terms shall be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it;

(l)	“Management Parties” and “Management Party” have the meaning ascribed to such terms in the recitals hereof;

(m)	“Owned Securities” means Glamis Common Shares and other securities of Glamis, including Glamis Options, that are directly or indirectly beneficially owned by a Party hereto or over which control or direction is exercised by such Party, which as at the date hereof are more particularly set forth in Schedule B, and includes any Glamis Common Shares and other securities of Glamis acquired after the date hereof. For greater certainty, a Party shall not have control or direction over securities solely because the Party has been appointed as a proxy by some other Person for the purpose of voting Glamis Common Shares at a meeting of shareholders of Glamis;

(n)	“Party” means a party to this Agreement and “Parties” means all parties to this Agreement;

(o)	“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity recognized by law;

(p)	“Reifel” has the meaning ascribed thereto in Section 3.1(c);

(q)	“Securities Legislation” means the Act and the equivalent Laws in the other provinces and territories of Canada and the equivalent state and federal Laws in the United States;

(r)	“Transfer” means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the beneficial ownership thereof, the offer to make such a sale, transfer or other disposition and any option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; and

(s)	“Voting Securities” has the meaning ascribed thereto in Section 3.2.

1.2	Number and Gender
     Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	Interpretation not Affected by Headings
     The division of this Agreement into Articles, Sections, subsections, clauses, subclauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.4	Currency
     All statements of or references to dollar amounts in this Agreement are, unless otherwise specified, to lawful money of Canada.
1.5	Recitals and Schedules
     The recitals and each of the Schedules annexed hereto form part of this Agreement.
ARTICLE 2
THE BUSINESS COMBINATION
2.1	Agreement Regarding Business Combination
     Subject to the terms and conditions of the Arrangement Agreement, Goldcorp shall co-operate with Glamis to effect the Business Combination and holders of outstanding Glamis Common Shares, Glamis Restricted Shares and Glamis Options shall be entitled to receive Goldcorp Common Shares as contemplated in the Arrangement Agreement.
ARTICLE 3
AGREEMENTS REGARDING TRANSFER AND VOTING
3.1	Agreement not to Dispose prior to Business Combination
(a)	Each Management Party unconditionally and irrevocably agrees, severally and not jointly or jointly and severally, that from and after the date hereof, except as contemplated by this Agreement (including pursuant to Section 3.1(c) below), such Party will not Transfer or agree to Transfer any Owned Securities (other than an exercise, conversion or exchange of any Glamis Options or Glamis SARs in accordance with their terms which, for greater certainty, will be subject to this Agreement upon their conversion, exchange or exercise in or for Glamis Common Shares) other than with Goldcorp’s prior written consent, acting reasonably, or vote in any manner any such Owned Securities in respect of the Business Combination other than pursuant to this Agreement. If any Transfer is consented to by Goldcorp, it shall be a condition precedent to such Transfer that the transferee agree to be bound by the terms of this Agreement to the same extent as the transferring Management Party is bound. Each Management Party agrees that any Glamis Common Shares and Glamis Options acquired by him or her, or over which beneficial ownership and/or direction or control is directly or indirectly exercised, shall be subject to the provisions of this Agreement.

(b)	Each Management Party unconditionally and irrevocably agrees, severally and not jointly or jointly and severally, that from and after the date hereof, except as contemplated by this Agreement, such Party will not grant any proxy or power-of-attorney whatsoever with respect to any Owned Securities.

(c)	Notwithstanding the foregoing or anything to the contrary in this Agreement, if either Francis Dale Corman (“Corman”) or Randy P. Reifel (“Reifel”) wishes to sell any Owned Securities that are directly or indirectly beneficially owned by them or over which control or direction is exercised by them, they each shall be permitted to do so provided that: (i) the number of any Owned Securities sold by them shall not exceed 5% of the total number of Owned Securities that are directly or indirectly beneficially owned by them or over which they exercise control or direction and (ii) Goldcorp shall have given its prior consent, not to be unreasonably withheld, provided that Goldcorp shall be entitled to direct each of Corman or Reifel to sell the Owned Securities through either one or more of the following brokers: (i) Merrill Lynch & Co. or its affiliates or (ii) Orion Securities Inc. or its affiliates.
3.2	Voting in respect of Business Combination
(a)	Each Management Party unconditionally and irrevocably agrees that from and after the date hereof until this Agreement is terminated pursuant to section 6.1 hereof, (i) at such time or times as Glamis conducts a Glamis Meeting or otherwise seeks approval of its shareholders for the purpose of approving the Business Combination, such Management Party will vote (or grant a proxy in form satisfactory to Goldcorp as contemplated by section 3.3 hereof) all Owned Securities over which such Management Party has voting power and which are entitled to be voted at such meeting (“Voting Securities”) in favour of approving the Business Combination and/or any matter that could reasonably be expected to facilitate it, and (ii) such Management Party will at any meeting of shareholders vote all of such Management Party’s Voting Securities against, and such Party will not vote in favour of and will vote against any Acquisition Proposal or any action that would delay, prevent or frustrate the Business Combination. Without limiting the foregoing, it is understood that the obligations under clause (i) and (ii) above shall remain applicable in respect of each meeting of shareholders of Glamis duly called for the purpose of approving the Business Combination or an Acquisition Proposal and/or any matter that could reasonably be expected to facilitate either one regardless of the position of the board of directors of Glamis as to the Business Combination or an Acquisition Proposal at the time of such meeting.
3.3	Voting
(a)	Each of the Management Parties severally and irrevocably covenants and agrees in favour of Goldcorp to vote or to cause to be voted its Voting Securities in favour of the Business Combination at the Glamis Meeting, including in connection with any separate vote of any separate class of securityholders that may be required to be taken and of which class such Management Party forms a part. Each of the Management Parties severally and irrevocably covenants and agrees in favour of Goldcorp that unless this Agreement is terminated in accordance with its terms:
(i)	no later than five days prior to the date of the Glamis Meeting, it shall deliver or cause to be delivered (including by instructing the participant in the book entry system operated by The Canadian Depository for Securities Limited or The Depositary Trust Company through which it holds its Voting Securities to arrange for such delivery) to Glamis, with a copy to Goldcorp concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Business Combination and, if necessary, to vote against any Acquisition Proposal;

(ii)	such proxy or proxies shall name such individuals as may be designated by Goldcorp; and

(iii)	such proxy or proxies will not be revoked without the written consent of Goldcorp.
(b)	Each of the Management Parties covenants that it will not exercise any rights of dissent provided under the Plan of Arrangement, any applicable laws or otherwise in connection with the approval of the Business Combination or any other corporate transactions considered at the Glamis Meeting.

(c)	Each Management Party represents and warrants to Goldcorp that any proxies dated prior to the date of this Agreement given in respect of such party’s Voting Securities are not irrevocable, and hereby revokes any and all such proxies still in effect.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1	Representations and Warranties of Management Parties
     Each Management Party, severally and not jointly, makes the representations and warranties to Goldcorp set forth in Schedule A. Each Management Party acknowledges that Goldcorp is relying on such representations and warranties in entering into this Agreement and for Goldcorp to enter into the Arrangement Agreement.
4.2	Goldcorp’s Representations and Warranties
     Goldcorp represents and warrants to the Management Parties that:
(a)	Goldcorp is a corporation duly incorporated, organized and validly subsisting under the laws of the Province of Ontario; and

(b)	Goldcorp has good and sufficient power, authority and right to enter into and deliver this Agreement and that this Agreement has been duly executed and delivered by Goldcorp and is a legal, valid and binding obligation enforceable against it in accordance with the terms hereof.
4.3	Survival
     The representations and warranties of the Management Parties and of Goldcorp set out in Sections 4.1 and 4.2 shall survive and shall continue in full force and effect for the benefit of the Management Parties and Goldcorp, respectively, until the earlier to occur of (i) the completion of the Business Combination; and (ii) the termination of this Agreement.
ARTICLE 5
COVENANTS OF MANAGEMENT PARTIES
5.1	Covenants of Management Parties regarding Business Combination
     In consideration of Goldcorp entering into the Arrangement Agreement and this Agreement, each Management Party agrees, in its capacity as a shareholder from Glamis, from and after the date hereof until the termination of this Agreement:
(a)	not to exercise any rights of dissent that may be available to it under applicable Law in connection with the Business Combination;

(b)	to forthwith notify Goldcorp in writing upon the acquisition of any additional Glamis Common Shares or Glamis Options other than the conversion, exchange or exercise of such Glamis Options;

(c)	to take all reasonable action necessary to (i) permit (a) such Party’s Owned Securities to be acquired pursuant to the Business Combination and (b) the voting of such Party’s Voting Securities in accordance with the terms of this Agreement and (ii) prevent such Party’s Owned Securities from becoming subject to any encumbrance; and

(d)	that it will promptly notify Goldcorp in writing upon any representation or warranty of it contained in this Agreement becoming untrue in any material respect or upon an obligation of such Party not being complied with in any material respect, provided that nothing in this Section 5.1 shall prevent the Management Party, if a director or officer of Glamis, from taking any action, from considering, negotiating and authorizing an Acquisition Proposal in a manner consistent with the terms of, and as permitted by, the Arrangement Agreement.
Each Management Party hereby acknowledges that that it is aware that Glamis has agreed in sections 6.01 and 6.02 of the Arrangement Agreement that Glamis shall not except in certain enumerated circumstances, directly or indirectly, through any officer, director, employee, representative, advisor or agent (which would include the Management

Parties), make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an acquisition or change of control of Glamis or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Glamis and that any such action by a Management Party contrary to section 6.01 or 6.02 of the Arrangement Agreement would constitute a serious breach of the Arrangement Agreement and may be in contravention of the Management Party’s fiduciary obligations to Glamis and Glamis’s Shareholders.
ARTICLE 6
TERMINATION
6.1	Termination
     This Agreement shall terminate on the earliest to occur of the following:
(a)	the date upon which the Business Combination is completed;

(b)	the date upon which Goldcorp and the Management Parties mutually agree to terminate this Agreement;

(c)	the date upon which this Agreement is terminated by Goldcorp (in its sole discretion); or

(d)	the date upon which the Arrangement Agreement is terminated in accordance with its terms.
The obligations of the Parties under Section 7.1 hereof shall survive the termination of this Agreement, notwithstanding anything herein to the contrary.
ARTICLE 7
GENERAL
7.1	Disclosure
     No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement shall be made by Goldcorp without the prior written consent of the Management Party, except to the extent required by applicable Law. Each Management Party acknowledges and agrees that a summary of this Agreement and the negotiations leading to its execution and delivery must appear in the disclosure material relating to the Business Combination and the fact that the Management Parties have entered into this Agreement may appear in the press release announcing the Business Combination. No press release or other disclosure (public or otherwise) with respect to this Agreement, the Arrangement Agreement and the transactions contemplated therein or with respect to Goldcorp or Goldcorp Subco shall be made by any Management Party without the prior written consent of Goldcorp.

7.2 Assignment
     Goldcorp may assign its rights under this Agreement to any of its Affiliates but, notwithstanding any such assignment, shall remain liable to the other Parties hereto for any default in performance by the assignee. This Agreement shall not otherwise be assignable by any other Party hereto without the prior written consent of Goldcorp, except that a Management Party may assign its rights and obligations under this Agreement to an Affiliate for tax planning purposes. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.
7.3 Subsequent Acquisitions
     Each Management Party agrees that this Agreement and the respective rights and obligations of such Management Parties hereunder shall attach to any Glamis Common Shares and Glamis Options that may become directly or indirectly beneficially owned by such Management Party or over which control or direction may be acquired by such Party.
7.4 Expenses
     All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.
7.5 Damage Provisions
     Each Party acknowledges and agrees that in the event of any breach of this Agreement, Goldcorp would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that (i) each Management Party will waive, in any action for specific performance, the defence of adequacy of a remedy at law, and (ii) Goldcorp shall be entitled, in lieu of any other remedy to which it may be entitled at law or in equity, to compel specific performance of this Agreement.
7.6 Exercise of Rights
     All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.
7.7 Time
     Time shall be of the essence of this Agreement.

7.8 Notice
          Any notice, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be delivered personally or by courier (delivery confirmed) during normal business hours on a Business Day and left with a receptionist or other responsible employee at the relevant address set forth below or sent by facsimile or other means of recorded electronic communication (provided such transmission is confirmed), in the case of:
(a)	the Management Parties, addressed in each case to the attention of the relevant Management Party at the facsimile number set forth in Schedule B.

(b)	Goldcorp, addressed as follows:
Goldcorp Inc.
Park Place
Suite 3400-66 Burrard Street
Vancouver, British Columbia
V6C 2X8
Attention: Ian Telfer, President & CEO
Facsimile: (604) 696-3001
with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2
Attention: Paul Stein
Facsimile: (416) 350-6949
          Any notice, demand or other communication so given shall be deemed to have been given or made and received on the day of delivery, if so delivered, and on the day of sending by facsimile or other means of recorded electronic communication (provided such day is a Business Day and, if not, on the first Business Day thereafter). Any Party may from time to time change its address for notice by notice to the other Parties hereto given in the manner aforesaid.
7.9 Governing Law
          This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereto irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

7.10 Entire Agreement
     This Agreement shall constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements with respect to the subject matter hereof, express or implied, between Goldcorp on the one hand and any of the Management Parties on the other hand, other than as expressly set forth in this Agreement.
7.11 Further Assurances
     Each of the Parties hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Parties may, either before or after the completion of the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
7.12 Amendment and Waiver
     No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.
7.13 Counterparts
     This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.
7.14 Severability
     If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
7.15 Independent Legal Advice
Each Management Party acknowledges that:

(a)	he/she has: (i) read this Agreement in its entirety, understands it and agrees to be bound by its terms and conditions; and (ii) been granted the opportunity to ask questions of, and to receive answers from, Glamis’s legal counsel concerning the terms and conditions of this Agreement;

(b)	such Management Party has been advised by Glamis’s legal counsel to seek independent legal advice with respect to such Management Party executing and delivering this Agreement and such Management Party has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)	such Management Party is entering into this Agreement voluntarily.
[Signatures on following page]

          IN WITNESS WHERE OF the Parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED in the presence of:	)	FRANCIS DALE CORMAN
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Dale Corman email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	JOSEPH LEE DANNI
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Joseph L. Danni email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	ANDREW IAN STEWART DAVIDSON
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Ian Davidson email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	JEAN DEPATIE
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Jean Depatie email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	CHARLES A. JEANNES
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Charles A. Jeannes email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	C. KEVIN McARTHUR
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(Signed) Mark Trachuk Witness Name: M. Trackuk	) )	(Signed) C. Kevin McArthur email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	P. RANDY REIFEL
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Witness Name:	) )	(Signed) Randy Reifel email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	CHARLES JOSEPH RONKOS
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(Signed) Ingeborg Stefan Witness Name: Ingeborg Stefan	) )	(Signed) Charles J. Ronkos email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	A. DAN ROVIG
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) A. Dan Rovig email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	CHERYL A. SEDESTROM
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) Cheryl A. Sedestrom email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	JAMES S. VOORHEES
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) James S. Voorhees email:
	)	facsimile:
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SIGNED, SEALED AND DELIVERED in the presence of:	)	KENNETH FRANK WILLIAMSON
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(Signed) Mark Trachuk Witness Name: M. Trachuk	) )	(Signed) K. F. Williamson email:
	)	facsimile:
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GOLDCORP INC.
By:	(Signed) Lindsay Hall
	Name:	Lindsay Hall
	Title:	Executive Vice President & Chief Financial Officer

SCHEDULE A
REPRESENTATIONS AND WARRANTIES
OF THE MANAGEMENT PARTIES
          Each Management Party, severally and not jointly, represents and warrants to Goldcorp as an inducement to Goldcorp to enter into this Agreement and for Goldcorp to enter into the Arrangement Agreement that:
(a)	he or she has full legal capacity to enter into this Agreement and to complete the transactions and perform his or her obligations contemplated hereby and this Agreement has been duly executed and delivered by the Management Party;

(b)	upon the due execution and delivery of this Agreement by Goldcorp, this Agreement shall be a valid and binding agreement of the Management Party enforceable by Goldcorp against the Management Party in accordance with its terms;

(c)	there is no bankruptcy or other similar proceeding pending or in progress or, to the knowledge of such Management Party threatened against such Management Party before any court, regulatory or administrative agency or tribunal;

(d)	neither the entering into this Agreement nor the performance by the Management Party of any of his or her obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which the Management Party or any of his or her properties or assets are subject, (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which such Management Party is a party or by which any of his/her properties or assets are or may become bound, or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on such Management Party that would impair his or her ability to perform his or her obligations under this Agreement;

(e)	the Management Party owns or exercises control or direction over the number of Owned Securities set forth opposite his/her name in Schedule B hereto, has the exclusive right to vote and grant proxies in respect thereof as contemplated by this Agreement, such Owned Securities are not subject to any encumbrance, and at the time such Owned Securities are acquired by Goldcorp under the Business Combination, the Management Party will have a good and marketable title to such Owned Securities free and clear of all encumbrances of any nature and any voting agreements (other than as created pursuant to this Agreement);

(f)	neither the Management Party (including any of his or her Affiliates or Associates that own Glamis Common Shares or Glamis Options) nor any of his or her Affiliates nor Associates beneficially owns or exercises control or direction over, directly or indirectly, any securities of Glamis except as set out in Schedule B hereto;

A-2

(g)	other than as contemplated by this Agreement, he or she is not currently obligated to grant and has not granted and does not have outstanding any proxy in respect of any of the Owned Securities and he or she has not, nor have any of its Affiliates or Associates that own Glamis Common Shares or Glamis Options entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Owned Securities;

(h)	no consent, waiver, approval, authorization or exemption of or by, or filing with, or notification to any governmental, administrative or regulatory authority is required to be made or obtained by him or her in connection with (i) the execution and delivery by it and the enforcement against it of this Agreement, or (ii) the consummation of any transactions by him or her provided for herein or contemplated hereby, that, if not obtained, would impair his or her ability to perform his or her obligations under this Agreement; and

(i)	none of the Owned Securities held by the Management Party is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of such Management Party to perform his or her obligations with respect to such Owned Securities as set out in this Agreement or, once acquired by Goldcorp Subco, affect the ability of Goldcorp Subco to vote or otherwise enjoy full rights of ownership thereof.

SCHEDULE B
OWNED SECURITIES
          The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by each Management Party or over which such person exercises control or direction (please provide the details of any indirect ownership).

	Number of Glamis	Number of Glamis	Number of Glamis
Management Party	Common Shares	Options	Restricted Shares
Francis Dale Corman	344,000 common shares	0	0

Joseph Lee Danni	1,000 common shares	27,000 options	0

Andrew Ian Stewart Davidson	14,966 common shares	75,000 options	1,000 restricted common shares

Jean Depatie	5,000 common shares	75,000 options	1,000 restricted common shares

Charles A. Jeannes	56,000 common shares	497,000 options	2,000 restricted common shares

C. Kevin McArthur	162,000 common shares	520,000 options	4,000 restricted common shares

P. Randy Reifel	707,578 common shares	175,000 options	1,000 restricted common shares
1,667,755 common shares held in the name of Brant Investments Ltd.

Charles Joseph Ronkos	1,000 common shares	92,000 options	0

A. Dan Rovig	31,000 common shares	165,000 options	2,000 restricted common shares

Cheryl A. Sedestrom	11,247 common shares	182,253 options	1,000 restricted common shares

James S. Voorhees	27,500 common shares	27,500 options	2,000 restricted common shares

Kenneth Frank Williamson	8,000 common shares	75,000 options	1,000 restricted common shares

TOTALS:	3,037,046 common shares	1,910,753 options	15,000 restricted common shares